
03056786

THE

K2

# PLAYBOOK

2002 ANNUAL REPORT

P.E 12-31-02
RECD S.E.C.
APR 2 4 2003
1086
1-4290
K2, Inc

PROCESSED
APR 25 2003
THOMSON FINANCIAL




RIDE









# *THE K2 GAME PLAN: NOTHING LESS THAN THE BEST*



**The mountain called K2** is perched atop a giant glacial field in the Annapurna region of Nepal. The second highest peak in the world, it has been called the most difficult and dangerous of all mountains. First surveyed in 1856, nearly a century elapsed before a team of Italian climbers succeeded in reaching its summit in 1954. In 1978, the first successful American expedition also earned the distinction of being the first to reach the summit without the aid of bottled oxygen. Not many people get to breathe the rarified air at the top of the world. But the spirit of adventure that drives explorers to bold new heights is within each of us, a part of the human condition.



**The company called K2** has been dedicated to celebrating the human passion for sport and adventure since its inception. The acquisition of Rawlings this year adds another branch to a family tree with roots that can be traced back more than a century. The equipment and accessories we manufacture and market today have gained worldwide recognition and are embraced by everyone from novices to Olympic champions to professional athletes. As we look to the future, there can be only one course. Like so many of the people who use our products, K2 will accept nothing less than the best. All our efforts are focused on reaching the summit of our industry. We will create ever better products that raise the bar of performance and celebrate the human spirit. We will build value by growing and succeeding where others have failed. We will get to the top of our game. Not many people get to breathe that rarified air. But the people at K2 are determined to try.



## *WE WILL WORK AS A TEAM TO ACHIEVE OUR GOALS.*





RICHARD J. HECKMANN
*Chairman and Chief Executive Officer*

*"WE ARE OWNERS OF A DEVELOPING SPORTS POWERHOUSE."*

TO OUR SHAREHOLDERS:

Having been your Chief Executive for just a short while, my review of the year will be understandably limited to the broader issues impacting K2. I can assure you that there are no such limitations when it comes to looking forward and planning the future direction of this company. Together with the talented people who are responsible for running K2 on a day-to-day basis, the board of directors and management team are committed to building a truly world-class organization. K2 will become a powerhouse in the sports and leisure arena.

**Enhancing our production capabilities**

The past year was clearly one of transitions started and completed. The move of our ski and snowboard manufacturing facilities to China was completed and our customers and employees quickly saw the benefits. Delivery, cost and quality exceeded everyone's expectations. Our ability to develop, engineer and build innovative products in a low-cost environment is crucial to our future success. We are making significant progress in this area. We are going to do better.

**Improving our financial performance**

The past several years have been characterized by lack of growth and uneven financial results. Your management team is working hard to change that. While revenues were essentially flat this year, both net income and earnings per share improved by 257%. We materially improved our balance sheet by reducing our total debt by 40% and improving our Shareholders' Equity by 8%. We are making significant progress in this area. We are going to do better.

**Building our leadership team**

We are putting together a management team of exceptional individuals and we made several key additions as the year drew to a close. Nothing good happens in this or any company without talented people who are dedicated to pushing the enterprise into new and exciting areas. We are making significant progress in this area. We are going to do better.

**Rising to the challenge**

2003 will be the year that K2 begins its ascent through the ranks of the sporting goods industry. With the acquisition of the Rawlings organization, the leader by far in the world of baseball, we are moving into the arena of team sports with an American icon. Imagine the power being created in a company with THE leading brands in baseball, skiing, fishing, flotation devices and in-line skates. Add to that mix our developing strength in snowboards, skateboard shoes and outerwear, bikes, backpacks and other products and services. As shareholders in this company, we are owners of a developing sports powerhouse with a broad range of offerings covering all seasons.

**Looking ahead**

As we begin the integration of Rawlings into our fun and exciting enterprise, what I can promise you is the dedication and hard work of the K2 team. We know that our customers demand performance, quality, innovation and price in all that we make and sell... and that is what we are prepared to deliver. We are making significant progress in this area. We are going to do better.

In the following pages you'll get an idea of the breadth and strength of our product line along with our financial information and management's discussion and analysis of those financials. We encourage you to get to know K2 in light of what we have set out to accomplish and we hope you get a chance to enjoy some of our products along the way.

Sincerely,

RICHARD J. HECKMANN
*Chairman and Chief Executive Officer*



## FINANCIAL HIGHLIGHTS

| (THOUSANDS, EXCEPT PER SHARE FIGURES) | Year Ended December 31[a] | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001[b] | 2000 | 1999[c] | 1998[d] |
| **INCOME STATEMENT DATA:** | | | | | |
| Net sales | $582,159 | $589,519 | $665,562 | $640,461 | $579,139 |
| Cost of products sold [e] | 411,620 | 429,338 | 462,242 | 462,033 | 418,950 |
| Gross profit | 170,539 | 160,181 | 203,320 | 178,428 | 160,189 |
| Selling expenses | 86,394 | 103,688 | 108,274 | 101,130 | 92,018 |
| General and administrative expenses [e] | 48,393 | 43,028 | 42,952 | 40,341 | 39,030 |
| Research and development expenses | 8,469 | 12,184 | 13,271 | 12,113 | 12,391 |
| Operating income | 27,283 | 1,281 | 38,823 | 24,844 | 16,750 |
| Interest expense | 8,966 | 13,631 | 14,814 | 12,741 | 12,163 |
| Other income, net | (253) | (375) | (191) | (413) | (236) |
| Income (loss) from continuing operations before provision (credit) for income taxes | 18,570 | (11,975) | 24,200 | 12,516 | 4,823 |
| Provision (credit) for income taxes | 6,500 | (4,271) | 7,502 | 4,005 | 955 |
| Income (loss) from continuing operations | 12,070 | (7,704) | 16,698 | 8,511 | 3,868 |
| Discontinued operations, net of taxes [f] | — | — | (119) | 1,332 | 975 |
| Net Income (loss) | $ 12,070 | $ (7,704) | $ 16,579 | $ 9,843 | $ 4,843 |
| Basic earnings (loss) per share: | | | | | |
| Continuing operations | $ 0.67 | $ (0.43) | $ 0.93 | $ 0.50 | $ 0.23 |
| Discontinued operations | — | — | (0.01) | 0.08 | 0.05 |
| Net income (loss) | $ 0.67 | $ (0.43) | $ 0.92 | $ 0.58 | $ 0.28 |
| Diluted earnings (loss) per share: | | | | | |
| Continuing operations | $ 0.67 | $ (0.43) | $ 0.93 | $ 0.50 | $ 0.23 |
| Discontinued operations | — | — | (0.01) | 0.08 | 0.06 |
| Net income (loss) | $ 0.67 | $ (0.43) | $ 0.92 | $ 0.58 | $ 0.29 |
| Dividends: | | | | | |
| Cash — per share | $ — | $ — | $ — | $ 0.11 | $ 0.44 |
| Basic shares | 17,941 | 17,940 | 17,949 | 16,880 | 16,554 |
| Diluted shares | 17,994 | 17,940 | 18,040 | 16,883 | 16,637 |
| **BALANCE SHEET DATA:** | | | | | |
| Total current assets | $323,924 | $307,175 | $305,132 | $345,809 | $335,570 |
| Total assets | 438,410 | 423,400 | 424,110 | 491,442 | 456,454 |
| Total current liabilities | 127,855 | 99,422 | 121,742 | 162,187 | 130,597 |
| Long-term debt | 73,007 | 97,828 | 69,836 | 107,280 | 110,724 |
| Total debt plus off-balance sheet financing facility | 96,120 | 160,557 | 173,292 | 219,083 | 229,518 |
| Shareholders' equity | 231,296 | 214,657 | 227,248 | 218,520 | 202,119 |

[a] Certain income statement and balance sheet accounts have been restated to reflect the Simplex building products division as discontinued operations. See Note 2 to Notes to Consolidated Financial Statements. In addition, certain expenses for vendor incentives have been reclassified from selling expenses to net sales. See Note 1 to Notes to Consolidated Financial Statements.

[b] Operating income and net income include downsizing costs totaling $18,000 ($11,700 net of taxes) of which $15,650 was charged to cost of products sold and $2,350 was charged to general and administrative expenses. See Note 2 to Notes to Consolidated Financial Statements.

[c] Gross profit, operating income, income from continuing operations and net income include restructuring costs totaling $6,500 ($4,420 net of taxes) and downsizing costs totaling $4,000 ($2,720 net of taxes). See Note 2 to Notes to Consolidated Financial Statements.

[d] Operating income, income from continuing operations and net income include charges totaling $14,500 ($9,425 net of taxes) of which $10,500 was charged to cost of products sold and $4,000 and administrative expenses. See Note 2 to Notes to Consolidated Financial Statements.

[e] For 2001, cost of products sold includes a $15,650 charge and general and administrative expenses includes a $2,350 charge, both recorded in the third quarter. For 1999, cost of products sold includes a $10,500 charge recorded in the fourth quarter. For 1998, cost of products sold includes a $10,500 charge and general and administrative expenses includes a $4,000 charge both recorded in the third quarter. See Note 2 to Notes to Consolidated Financial Statements.

[f] See Note 3 to Notes to Consolidated Financial Statements.

## *IT'S OFFICIAL.*

*WE ARE LEADING THE FIELD IN TEAM SPORTS EQUIPMENT AND APPAREL.*

**Rawlings for field and court**

The latest addition to the K2 portfolio, Rawlings is the leading manufacturer of competitive team sports equipment and apparel for baseball, basketball and football. Since its founding in 1887, Rawlings has grown into one of the pre-eminent brands in the world of sports. Today the company is a major supplier to professional, collegiate, interscholastic and amateur organizations worldwide, including the Official Baseball Supplier to Major League Baseball, Minor League Baseball and the NCAA as well as the Official Basketball for NAIA and NJCAA Championships.

**www.rawlings.com**

Rawlings Est. 1887











## *WINNING UGLY.*

*BUT BEING #1 IS A BEAUTIFUL THING.*

**#1 in fishing rods, reels and kits**
Shakespeare fishing rods, reels and fishing line are sold in most of the world, with Ugly Stik being the best selling fishing rod in the United States over the past 20 years. Shakespeare also manufactures and markets the #1 brand of fishing tackle in the U.S. Among the most recent product innovations from this division is an expanded line of Pflueger fly rods and reels and Barbie™ licensed girls packaged kits, furniture and tackle boxes.




www.shakespeare-fishing.com

www.shakespeare-fishing.co.uk (England)

www.shakespeare.nl (Holland)

www.shakespeare.com.au (Australia)






**#1 in monofilaments, composites and electronics**
Shakespeare also makes a broad range of engineered monofilaments and specialty polymers manufactured to the most exacting customer performance requirements. Shakespeare is the #1 brand of monofilament trimmer line and paper machine clothing filaments. This K2 subsidiary also manufactures a line of fiberglass antennas for marine and military applications under the Shakespeare brand name. The company's marine product line is #1 in the U.S. and is highly regarded in overseas markets.






www.skpplastics.com

www.monofilament.co.uk (England)

www.shakespeare-ce.com






## *EVERY SEASON IS FAIR GAME.*

*AND K2 IS CALLING THE PLAYS ALL YEAR ROUND.*

**Stearns watersports, outdoor and safety products**

The leading manufacturer of life jackets and personal flotation devices, Stearns products include wetsuits, raingear, inflatable towables, inflatable kayaks and other marine items for all watersports activities. With over 50 years of developing innovative, high quality products for the entire family, today's brands include Stearns Outdoors, which offers the latest in camping and hiking products; Mad Dog Gear, which outfits the avid hunter; Fly Tech, which features fly fishing waders and shoes; and Stearns Industrial Safety Products, which include work vests, floatation coveralls and immersion suits for a variety of industrial uses. Stearns floatation vests are the #1 brand in retail sales.

**www.stearnsinc.com**





# ACHIEVE PEAK PERFORMANCE.

*K2 TECHNOLOGY AND INNOVATION MAKES IT POSSIBLE.*

**Alpine skis from K2**

K2 skis are marketed to skiers ranging from beginners to top racers with various styles to meet the performance, usage and terrain requirements of the consumer. K2 skis are positioned at the mid-level and premium price points, reflecting the quality of materials used in construction and the continual incorporation of technological innovations featuring K2's MOD ski technology. K2 invented and launched the world's first fiberglass ski in 1962. Put to the test by legendary skiers ranging from Jean Claude Killy and the Maher brothers to Seth Morrison, K2 skis have earned worldwide recognition as one of today's top brands for people who are passionate about going downhill.

www.k2skis.com










## *PLAY HARD.*

*OUR SNOWBOARDS AND ACCESSORIES ARE SERIOUS BUSINESS.*

**K2 , Ride, Liquid, 5150 and Morrow snowboards**
K2 sells snowboards, boots, bindings and snowboard outerwear under a variety of leading brand names including: K2, Ride, Morrow, 5150 and Liquid. K2 develops innovative products and features across all of its snowboard lines, including a revolutionary new internal 3D board construction; the K2 BOA boot lacing system; industry-leading Ride aluminum bindings and the next generation in weatherproofed outerwear technology. K2 snowboards have earned a growing customer base and are now the #2 ranked brand worldwide. From helmets to boots and board quivers to backpacks, K2 keeps its customers covered from head to toe with products suited for all conditions, styles and terrain choices whether on city rails or in nature's back country.

www.k2snowboards.com

www.ridesnowboards.com

www.morrowsnowboards.com






















## *MAKE HISTORY.*

*OR JUST SKATE BY WITH PERFECT FIT K2 SKATES.*

**World championship skates**

At the 2002 Winter Olympics in Salt Lake City, K2 athletes Chris Witty and Casey FitzRandolph made speedskating history and earned gold medals wearing skates built upon the K2 MOD X design. K2's in-line skates target the enthusiast and are priced at the mid to upper end of the market. The patented product line is designed for performance, comfort and support. K2 in-line skates have innovative features such as a soft mesh and leather upper designed for improved comfort along with a rigid plastic cuff for support. The softboot technology is also incorporated into skates for children and a line of ice skates. K2's in-line skates are known as the #1 brand at performance price points worldwide.

www.k2skates.com

## *DO MORE WITH LESS.*

*MORE AGILITY, LESS WEIGHT.*




**Mountain and BMX bikes**

K2 designs and distributes high quality full and front suspension mountain bikes, road bikes and BMX bikes under the K2 name in the United States and internationally. Known for their innovative design strategy, K2 bikes continue to deliver more agility and less weight and now come with Fox Shock units.

www.k2bikes.com












## *DO IT WITH STYLE*

*FUNCTIONAL, COOL BOARD PRODUCTS*

**Planet Earth, Adio and Hawk**

Adio and Hawk skateboard shoes are used and designed by the top skateboarders in the world, including the best-known professional skate-boarder, Tony Hawk. K2 also brings a line of innovative and functional board and snow apparel to market under the Planet Earth brand.

www.earthproducts.com

www.adiofootwear.com

www.hawkshoes.com

www.planetearthskate.com

HAWKSHOES

## FINANCIAL INFORMATION


12 Management's Discussion and Analysis

20 Consolidated Statements

24 Notes to Consolidated Statements

35 Report of Independent Auditors

36 Operating Divisions

37 Board of Directors and Officers

38 Manufacturing Locations

K2 is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products as well as certain niche industrial products. The sporting goods segment represents $437.4 million, or 75.1%, of K2's 2002 consolidated net sales, and other recreational products represent $35.6 million, or 6.1% in 2002 net sales. Industrial products had sales of $109.2 million, or 18.8% of net sales in 2002.

On March 26, 2003, K2 completed the acquisition of Rawlings Sporting Goods Company, Inc. ("Rawlings"), a designer, manufacturer and marketer of equipment and apparel for baseball, basketball and football, in an all-stock merger transaction. Under the terms of the merger, each share of Rawlings common stock was converted into 1.080 shares of common stock of K2. Based on the number of common shares outstanding of Rawlings, approximately 8.8 million shares of K2's common stock were issued to the Rawlings shareholders, and the purchase price of the transaction was valued at approximately $71 million and the assumption of long-term and seasonal working capital debt. This transaction will be accounted for under the purchase method of accounting, accordingly the purchased assets and liabilities will be recorded at their estimated fair values at the date of acquisition. The preliminary purchase price allocation is estimated to result in an excess of cost over net tangible assets acquired to be determined during April 2003 based on K2's final evaluation of the net tangible assets. This preliminary allocation assumes the excess purchase price will be allocated to goodwill, and is thus not amortized, however the final allocation could include identifiable intangible assets with finite and indefinite lives separate from goodwill. Should there be assets with finite lives, those assets would be subject to amortization resulting in additional amortization expense. The final allocation of the purchase price will also be completed during April 2003 based on K2's final evaluation of such assets and liabilities. The results of the operations of Rawlings will be included in the consolidated financial statements of K2 beginning with the date of acquisition.

During 1999, K2 began to reduce the cost structure of its ski and snowboard operations by restructuring and downsizing its Washington ski manufacturing operation in favor of lower cost manufacturing and sourcing opportunities. During 2001, in ongoing cost reduction moves, K2 completed the move of its remaining ski production to China, closing the Washington ski manufacturing facility during 2001. In addition, three other smaller manufacturing facilities, which serviced the Stearns and Hilton operations were shut down in Minnesota and Alabama, with most of the production also moving overseas. In addition to the factory closures, K2 experienced a substantial industry-wide slowdown of sales of small-wheeled products in 2001, necessitating a downsizing of K2's small-wheeled products operations. Consequently, the factory closures and downsizing activities resulted in 2001 charges to cost of products sold and general and administrative expenses for restructuring and downsizing costs of $15.6 million and $2.4 million, respectively. Approximately $5.0 million of the total amount was a charge to earnings that resulted in or will result in a cash payment. These costs are associated with the reduction of personnel, the write down of facilities and equipment, and the reduction in the net carrying value of small-wheeled products inventory.

Certain amounts included in prior years' net sales and selling expenses have been reclassified to conform to the current year presentation (see Note 1 to Notes to Consolidated Financial Statements for details). The following discussion reflects the effects of such changes. Unless stated otherwise, all per share calculations refer to shares of common stock.

## REVIEW OF OPERATIONS: COMPARISON OF 2002 TO 2001

Net sales declined to $582.2 million from $589.5 million in the prior year. Net income for 2002 was $12.1 million, or $.67 per diluted share, as compared to a net loss of $7.7 million, or $.43 per diluted share, in the prior year. The net loss for 2001 included $11.7 million, or $.65 per diluted share, in after-tax charges for restructuring and downsizing.

### Net Sales

In the sporting goods segment, net sales for 2002 totaled $437.4 million as compared with $439.5 million in 2001. The overall decline in sales was attributable to worldwide declines in snowboard and in-line skates sales of $11.4 and $7.0 million, respectively. These declines were partially offset by increased worldwide sales of Shakespeare fishing tackle of $10.0 million, Stearns outdoor products of $6.5 million and skis of $2.8 million. The decline in snowboard sales was due to cautious ordering by retailers in the soft economy, despite growing market shares of both K2 and Ride snowboard products. Orders for in-line skates, declined as retail inventories were reduced following a sharp decline in the worldwide in-line skate market. K2's position in the market has benefited from its brand, its strength as the performance skate leader coupled with the benefits of a market consolidating around a handful of brands. Shakespeare fishing tackle sales benefited from market share gains, led by higher sales of new fishing reels, Ugly Stik fishing rods, and kits and combos. Higher sales of Stearns outdoor products were the result of the increased popularity of children's flotation devices and new applications for the U.S. Navy. The improvement in ski sales was due to growing market shares in the U.S. and strong sell-through of K2 products at retail.

In the other recreational products segment, net sales for 2002 were $35.6 million as compared with $39.8 million in the prior year. The growth in Adio skateboard shoes of $2.3 million only partially offset the decline in sales of corporate apparel in continued sluggish market conditions.

In the industrial products group, net sales for 2002 were $109.2 million as compared with $110.2 million in 2001. The sales decline reflected reduced sales of marine antennas of $0.8 million and monofilaments sold to the paperweaving industry of $1.0 million, partially offset by increased sales of cutting line of $1.0 million.

### Gross Profit

Gross profit for the year was $170.5 million, or 29.3% of net sales in 2002, as compared with $160.2 million, or 27.2% of net sales in 2001. Gross profit for 2001 included charges for restructuring and downsizing of $15.6 million (a discussion regarding an additional $2.4 million which was charged against general and administrative expenses is included below). During 2001, K2 closed the Washington ski manufacturing facility and three other smaller manufacturing facilities in Minnesota and Alabama which serviced the Stearns and Hilton operations, with

most of the production moving to China and elsewhere. In addition to the factory closures, K2 experienced an industry-wide slowdown in sales of small-wheeled products, necessitating a downsizing of K2's small-wheeled products operation. The downsizing of the small-wheeled products business, the shutdown of the domestic manufacturing facilities and additional cost reduction measures resulted in 2001 charges to cost of products sold of $15.6 million primarily related to severance, the write down of facilities and equipment, and the reduction in the net carrying value of small-wheeled products inventory. The overall improvement in gross profit dollars and margins for 2002 was attributable to the restructuring and downsizing charges discussed above and reduced product costs obtained from selling products manufactured in China. These improvements were more than offset by a $1.0 million adjustment in 2002 to the carrying value of the scooter inventory, and higher sales of reduced margin products, particularly in-line skates in Europe, in conjunction with K2's inventory reduction initiatives. K2's inventory reduction initiatives helped to reduce overall inventory levels by $25.7 million from the prior year.

### Costs and Expenses

Selling expenses decreased 16.7% to $86.4 million, or 14.8% of net sales as compared with $103.7 million, or 17.6% of net sales, in 2001. The dollar and percentage decline was attributable to the decline in sales volume in 2002 and K2's cost reduction programs initiated during 2001.

General and administrative expenses for 2002 were $48.4 million, or 8.3% of net sales, compared with $43.0 million, or 7.3% of net sales, in 2001. Expenses for 2001 included downsizing charges of $2.4 million, primarily for severance and the write down of facilities associated with the downsizing of the small-wheeled products operation. The dollar and percentage increase in 2002 was attributable to additional allowances recorded for doubtful accounts of $4.3 million, higher insurance costs of $1.7 million, severance expense related to the former CEO of $1.2 million and higher pension costs of $0.3 million. Research and development expenses declined 30.3% to $8.5 million from $12.2 million in 2001 as the result of K2's cost reduction initiatives.

Beginning in the 2002 first quarter, in accordance with K2's adoption of new accounting pronouncements, amortization expense of goodwill is no longer being recorded against earnings. This resulted in reduction of general and administrative expenses of approximately $2.6 million during the current year as compared to 2001.

### Operating Income

Operating income for 2002 improved by $26.0 million from $27.3 million, or 4.7% of net sales, as compared to operating income of $1.3 million, or 0.2% of net sales, in 2001. The 2001 period included $18.0 million of restructuring and downsizing charges as discussed above. The improvement in earnings for the period reflects the impact of the 2001 restructuring and downsizing charges, lower selling expenses of $17.3 million and lower research and development expenses of $3.7 million partially offset by higher general and administrative expenses.

### Interest Expense

Interest expense declined $4.6 million, or 33.8%, to $9.0 million in 2002. Lower average borrowings resulted in interest savings of $2.7 million and lower average interest rates resulted in an additional $2.0 million of savings. The average interest rate decrease was due to general interest rates declines that occurred during 2002 and a higher percentage of borrowings under K2's accounts receivable purchase facility during 2002 rather than under K2's other long-term liquidity facilities which have higher interest rates.

### Other Income

Other income, which includes royalties, interest income and other miscellaneous income, declined to $0.3 million from $0.4 million in 2001.

### Income Taxes

The effective income tax rate for 2002 increased to an expected rate of 35% as the result of the 2002 income from operations versus the 35.7% credit in the prior year as the result of the 2001 loss from continuing operations.

### Segment Information

Total segment operating profit (before interest expense, corporate expenses and income taxes) improved to $30.6 million from $4.7 million in 2001. The 2001 period included $18.0 million of restructuring and downsizing charges as discussed above of which $16.3 million was reflected in the sporting goods segment, $1.5 million in the other recreational products segment and $0.2 million in the industrial products segment.

In the sporting goods segment, operating profit was $27.8 million as compared with an operating loss of $0.9 million in 2001. The current year improvement was attributable to the restructuring and downsizing costs discussed above and lower selling and research and development expenses as the result of K2's cost reduction initiatives. These improvements were partially offset by increased insurance costs, higher allowances for doubtful accounts and a $1.0 million adjustment to the carrying value of the scooter inventory.

In the other recreational products segment, an operating loss of $6.6 million was reported in 2002 as compared with an operating loss of $5.9 million in 2001. The increase in the loss was attributable to the decline in corporate apparel sales due to continued sluggish market conditions and lower gross margins as the result of K2's inventory reduction efforts.

In the industrial products segment, operating profit declined to $9.4 million from $11.5 million in 2001. The decline was due to lower gross margins as the result of K2's inventory reduction efforts and sluggishness in the industry as well as higher insurance costs and allowances for doubtful accounts.

## REVIEW OF OPERATIONS: COMPARISON OF 2001 TO 2000

Net sales declined to $589.5 million from $665.6 million in the prior year. The net loss for 2001 was $7.7 million, or $.43 per diluted share, as compared to net income of $16.6 million, or $.92 per diluted share, in the prior year. The net loss for 2001 included $11.7 million, or $.65 per diluted share, in after-tax charges for restructuring and downsizing.

### Net Sales

In the sporting goods segment, net sales for 2001 totaled $439.5 million as compared with $504.7 million in 2000. The overall decline in sales was attributable to a $22.0 million decline in scooter sales, primarily in the European market, and a reduction in worldwide in-line skate sales of $41.4 million. The scooter market experienced explosive growth in 2000, however, orders for scooters abruptly stopped early in the 2001 first quarter. Orders for in-line skates began to decline in the 2001 second quarter in response to higher than expected retail inventory levels. Orders for in-line skates remained soft throughout the remainder of the year, however, the rate of decline diminished by the 2001 fourth quarter as retail inventory levels improved. Partially offsetting these declines were increases in sales of K2 skis of $1.8 million, Stearns outdoor products of $2.3 million, and domestic Shakespeare fishing tackle products of $4.2 million. Sales of K2 skis improved in 2001 despite historically low reorder sales caused by the economy and poor snow conditions, reflecting gains in market shares in the North American market fueled by the success of the ski line that featured MOD technology. Fishing tackle sales improved, led by the growth of reels, kits and combos and accessories reflecting new product introductions and increased market share. Sales of Stearns products improved due to higher sales of drywear, industrial and cordage products. Partially offsetting these increases was a modest decline in snowboard sales due to the sluggish economy and poor snow conditions.

In the other recreational products segment, net sales for 2001 were $39.8 million as compared with $42.2 million in the prior year. The growth in skateboard shoes, particularly the Adio and Hawk brands, partially offset the recession-related decline of sales in the corporate casuals business.

In the industrial products group, net sales declined to $110.2 million from $118.7 million in 2000. The sales decline reflected soft demand for paperweaving monofilaments, composite light poles and marine antennas.

### Gross Profit

Gross profit for the year was $160.2 million, or 27.2% of net sales in 2001, as compared with $203.3 million, or 30.5% of net sales in 2000. Gross profit for 2001 included charges for restructuring and downsizing of $15.6 million (a discussion regarding an additional $2.4 million which was charged against general and administrative expenses is included below). During 2001, K2 closed the Washington ski manufacturing facility and three other smaller manufacturing facilities in Minnesota and Alabama, which serviced the Stearns and Hilton operations, with most of the production moving to China and elsewhere. In addition to the factory closures, K2 experienced an industry-wide slowdown in sales of small-wheeled products, necessitating a downsizing of K2's small-wheeled products operations. The downsizing of the small-wheeled products business, the shutdown of the domestic manufacturing facilities and additional cost reduction measures resulted in charges to cost of products sold of $15.6 million primarily related to severance, the write down of facilities and equipment, and the reduction in the net carrying value of small-wheeled products inventory. The decline in gross profit dollars and margins for 2001 was attributable to the restructuring and downsizing charges discussed above, higher sales of reduced margin products, including close-out sales of in-line skates in Europe, and an increase in the percentage of sales of lower margin goods. This decline was partially offset by reduced product costs obtained from selling products manufactured in China.

### Costs and Expenses

Selling expenses decreased 4.2% to $103.7 million, or 17.6% of net sales as compared with $108.3 million, or 16.3% of net sales, in 2000. The increase as a percentage of sales reflects the decline in sales volume for 2001, without a corresponding decrease in expenses. Expenses did not decline at a corresponding rate due to the initiation of certain sales and marketing programs early in 2001, before there was indication of a market contraction in small-wheeled products.

General and administrative expenses for 2001 were $43.0 million, or 7.3% of net sales, compared with $43.0 million, or 6.4% of net sales, in 2000. Expenses for 2001 included downsizing charges of $2.4 million, primarily for severance and the write down of facilities associated with the downsizing of the small-wheeled products operation. The increase in expenses as a percentage of sales was attributable to the downsizing charges discussed above, partially offset by cost reduction measures initiated during 2001. Research and development expenses declined 8.3% to $12.2 million from $13.3 million in 2000.

### Operating Income

Operating income was $1.3 million, or 0.2% of net sales, as compared to operating income of $38.8 million, or 5.8% of net sales, in 2000. The decrease in earnings for the period was attributable to the $18.0 million of restructuring and downsizing charges discussed above, and to a decline in small-wheeled products sales and earnings, partially offset by improved operating results for skis, snowboards, bikes, fishing tackle and Stearns outdoor products, and decreased selling, general and administrative expenses.

### Interest Expense

Interest expense declined $1.2 million to $13.6 million in 2001. Lower average borrowings resulted in interest savings of $1.9 million, which was offset by $0.7 million of additional interest as the result of higher average interest rates. The average interest rate increase was due to lesser receivables sold under the accounts receivable purchase facility in 2001, which has lower average interest rates than K2's other long-term liquidity facilities and an increase in borrowing costs beginning in the 2001 fourth quarter.

**Other Income**
Other income, which includes royalties, interest income and other miscellaneous income, increased to $0.4 million from $0.2 million in 2000.

**Income Taxes**
The income tax rate for 2001 decreased due to the tax benefit recognized in 2001 from the recording of carrybacks and benefits from carryforward of tax losses in the United States and Germany.

**Segment Information**
Total segment operating profit (before interest expense, corporate expenses and income taxes) declined to $4.7 million from $42.2 million in 2000. In the sporting goods segment, operating loss was $0.9 million as compared with an operating profit of $32.2 million in 2000. The current year decline was attributable to $16.3 million of restructuring and downsizing costs discussed above, and an overall decline in sales and margins of small-wheeled products as compared to the prior year.

In the other recreational products segment, an operating loss of $5.9 million was reported in 2001 as compared with an operating loss of $2.7 million in 2000. The increase in the loss was attributable to $1.5 million of restructuring costs associated with plant closures in 2001, and the decline in corporate apparel sales due to continued sluggish market conditions. This decline was partially offset by improved sales volume of skateboard shoes and apparel.

In the industrial products segment, operating profit declined to $11.5 million from $12.7 million in 2000. The decline was due to reduced sales volume of monofilament line used in the paper industry, marine antennas and composite light poles.

## LIQUIDITY AND SOURCES OF CAPITAL

K2's operating activities provided $21.3 million of cash in the current year as compared to $15.6 million provided by K2's operating activities during 2001. At December 31, 2002, K2 had a $75 million accounts receivable purchase facility ("Purchase Facility"), that was placed in effect in March 2002 replacing an asset securitization program. The prior asset securitization program was accounted for as a sale of accounts receivable and accordingly, received off-balance sheet treatment. The current Purchase Facility is treated as a borrowing under long-term debt. As a result, the cash used in operating activities in the current year includes $51.8 million used to repurchase the receivables under the prior asset securitization program, funded by borrowings under the Purchase Facility included in financing activities and other cash flow provided by operations. Cash from operating activities benefited from higher net income, reductions in accounts receivable and inventories, and an increase in accrued liabilities.

In March 2002, K2 completed amendments to its credit facilities and notes. Pursuant to the amendments, K2 granted security interests to the lenders under the Credit Line and the notes in substantially all of its assets, except for certain domestic trade accounts receivable, which are utilized in the Purchase Facility as discussed above. Because of the amendments, there have been modifications to certain financial covenants.

In March 2003, K2 refinanced its Credit Line, Purchase Facility and Senior Notes by entering a three-year, $205 million revolving Credit Facility (the "Facility") with several banks and other financial institutions, as discussed below.

Net cash used in investing activities from continuing operations was $9.0 million, as compared to $15.9 million in 2001. The decrease in cash used in 2002 was due to lower capital expenditures of $4.3 million and due to the 2001 purchase of the assets of an industrial business for $4.6 million in cash. No material commitments for capital expenditures existed at year end.

Cash used in financing activities was $12.4 million as compared to cash provided of $8.6 million in 2001. The cash used in financing activities as compared to cash provided in the prior year was due to the 2002 overall increase in cash provided from operations and the decrease in cash used in investing activities. These improvements resulted in net repayments of long-term debt in 2002, partially offset by borrowings under the accounts receivable purchase facility ("Purchase Facility"), as compared to net borrowings during 2001.

At December 31, 2002, K2's principal long-term borrowing facility, as amended during 2002 (see discussion above), was a $75 million credit line (the "Credit Line"), secured by certain assets of K2. The principal under the Credit Line was due on December 31, 2003. Additionally, K2 had a $75 million accounts receivable purchase facility ("Purchase Facility") which was due on March 31, 2007. See discussion of the refinancing of the Credit Line and Purchase Facility below. At December 31, 2002, although there were no borrowings, there were $20.5 million of letters of credit outstanding under the Credit Line, with an additional $54.5 million available for borrowings, subject to certain covenants. At December 31, 2002, there were $25.2 million of borrowings outstanding under the Purchase Facility, with an additional $31.2 million available for borrowings pursuant to the terms of the Facility. K2 also had $8.9 million of 8.89% secured Senior Notes due through 2004, payable in two remaining equal principal payments, and $50.0 million of 9.01% secured notes due through 2009, payable in seven equal principal payments commencing in 2003 ("Senior Notes"). At December 31, 2002, K2 had $11.5 million outstanding under foreign lines of credit.

The credit facilities limit K2's ability to pay cash dividends and make stock repurchases. As of December 31, 2002, $12.0 million of retained earnings were free of such restrictions.

The following summarizes the outstanding borrowings and long-term contractual obligations of K2 at December 31, 2002 and the effects such obligations are expected to have on liquidity and cash flow in future periods.

| Contractual Obligations | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
|---|---|---|---|---|---|
| (THOUSANDS) | | | | | |
| Long-term debt | $89,859 | $16,852 | $18,734 | $39,988 | $14,285 |
| Operating leases | 11,372 | 4,154 | 4,105 | 2,238 | 875 |
| Total contractual cash obligations | $101,231 | $21,006 | $22,839 | $42,226 | $15,160 |

On February 14, 2003 K2 completed a transaction with k1 Ventures Ltd., a Singapore-based investment company, in which K2 sold $25.0 million of 7.25% convertible subordinated debentures due March 2010. The debentures are initially convertible into 2,097,315 shares of K2 common stock at $11.92 per share. Pursuant to the agreement, k1 Ventures also received warrants to purchase 524,329 additional shares of K2's common stock at $13.91 per share, exercisable within five years. The proceeds from the sale were used to pay down a portion of K2's Senior Notes outstanding.

On March 25, 2003, K2 refinanced its Credit Line, Purchase Facility and Senior Notes by entering the Facility as discussed above. The Facility is expandable to $230 million subject to certain conditions. The Facility has a $75 million limit for the issuance of letters of credit. Borrowings under the Facility are secured by substantially all of K2's assets. Actual borrowing availability under the Facility is based on K2's trade receivable and inventory levels in the United States, Canada and England, subject to eligibility criteria and defined advance rates. Borrowings under the Facility bear an initial interest rate at a rate equal to the prime rate plus 0.50%, or a LIBOR interest rate plus 2.50%, and the Facility has an unused commitment fee of 0.375% per year. In addition to the revolving Facility, K2 also obtained a three-year $20 million term loan from certain banks participating in the Facility bearing interest at an initial rate equal to the LIBOR rate plus 4.00% per year, payable in equal monthly installments over the three year period. The Facility and term loan include various covenants, including requirements that K2 maintain a minimum debt service coverage ratio and tangible net worth, as well as limiting annual capital expenditures and certain investment activities. The proceeds of the Facility were used to pay off the outstanding borrowings under the Purchase Facility, the remaining balances outstanding under the Senior Notes, and to securitize outstanding standby and trade letters of credit under the Credit Line through their original maturity dates. In conjunction with the refinancing, K2 will expense approximately $2.2 million ($1.4 million, or $.08 per diluted share, after tax) in the 2003 first quarter of capitalized debt costs related to the Credit Line, Purchase Facility and Senior Notes, and an additional $4.7 million will be paid in cash and expensed. ($3.1 million, or $.17 per diluted share, after tax) for a make-whole premium related to the prepayment of the Senior Notes.

K2 believes that the credit availability under the Facility, together with cash flows from operations and the sale of the convertible subordinated debentures in February 2003 will be sufficient for K2's business needs during 2003. K2's ability to arrange debt financing from other sources, should such additional financing become necessary, could be limited by the fact that substantially all of K2's assets, other than accounts receivable sold pursuant to the Purchase Facility, are subject to security interests pursuant to the Facility.

For further information regarding K2's borrowings, see Note 7 to Notes to Consolidated Financial Statements.

## ENVIRONMENTAL MATTERS

K2 is one of several named potentially responsible parties ("PRP") in three Environmental Protection Agency matters involving discharge of hazardous materials at old waste sites in South Carolina and Michigan. Although environmental laws technically impose joint and several liability upon each PRP at each site, the extent of K2's required financial contribution to the cleanup of these sites is expected to be limited based upon the number and financial strength of the other named PRPs and the volume and types of waste involved which might be attributable to K2.

Environmental and related remediation costs are difficult to quantify for a number of reasons including the number of parties involved, the difficulty in determining the extent of the contamination, the length of time remediation may require, the complexity of environmental regulation and the continuing advancement of remediation technology. K2 accrues for liabilities of this nature when it is probable that a liability has been incurred and the amount can be reasonably estimated. At December 31, 2002 and 2001, K2 had recorded an estimated liability of approximately $1,308,000 and $745,000, respectively, for environmental liabilities and made no provision for insurance recovery. The estimates are based on K2's share of the costs to remediate as provided by the PRP's consultants and in ongoing discussions with the EPA or other environmental agencies.

The ultimate outcome of this matter cannot be predicted with certainty, however, and taking into consideration reserves provided, management does not believe this matter will have a material adverse effect on K2's financial position, cash flows or results of operations.

## NEWLY ADOPTED ACCOUNTING STANDARDS

Effective January 1, 2002, K2 adopted new accounting standards on "Business Combinations," and "Goodwill and Other Intangible Assets." The Business Combination changes require the use of the purchase method of accounting for business combinations and eliminates the pooling-of interests method. The changes require that goodwill and indefinite-lived intangible assets no longer be amortized to earnings, but instead reviewed at least annually for impairment, and more often when impairment indicators are present. In addition, this new accounting standard includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Had K2 adopted the new goodwill accounting on the first day of 2001, amortization expense for the year ended December 31, 2001 would have been reduced by approximately $2.6 million, and the net loss for that period would have decreased by the same amount (or $.14 per diluted share) to $5.1 million. Had K2 adopted the new goodwill accounting on the first day of 2000, amortization expense for the year ended December 31, 2000 would have been reduced by approximately $2.4 million, and the net income for that period would have increased by the same amount (or $.13 per diluted share) to $19.0 million. The adoption of SFAS No. 142 resulted in an increase in operating income through a reduction of amortization expense of approximately $2.6 million for the year ended December 31, 2002.

In accordance with these new standards, while amortization of goodwill and assets with indefinite lives is no longer recorded, these accounts must be reviewed for impairment, at least annually, or when events indicate that an impairment exist. K2 completed the impairment tests in the first quarter of 2002 and continues to review the accounts for impairment on an on-going basis. K2 estimates the fair value of its reporting units by using a discounted cash flow analysis.

In August 2002, the Financial Accounting Standards Board ("the FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. These new standards will be prospectively applied for exit or disposal activities initiated after December 31, 2002. If exit or disposal activities are initiated after that date, SFAS No. 146 will affect the timing of the recognition of the related costs. K2 does not expect the adoption of this standard to have a significant impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. K2 will be required to follow the prescribed format and provide the additional disclosures required by SFAS No. 148 in its financial statements for fiscal 2003 and must also provide the disclosures in the quarterly reports containing condensed financial statements for interim periods beginning with the quarterly period ending March 31, 2003.

Effective January 1, 2002, K2 adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of SFAS No. 144 did not have an impact on K2's financial statements.

In 2000 and 2001, the FASB Emerging Issues Task Force issued several changes to the accounting for incentives to customers resulting in K2 recording such items as deductions from sales rather than selling expense. The impact of K2's adoption of these changes on the financial statements was immaterial.

## CRITICAL ACCOUNTING POLICIES

K2's discussion and analysis of its financial condition and results of operations are based upon K2's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires K2 to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.

Discussed below are several significant accounting policies, which require the use of judgments and estimates that may materially affect the consolidated financial statements.

The estimates described below are reviewed from time to time and are subject to change if the circumstances so indicate. The effect of any such change is reflected in results of operations for the period in which the change is made. Establishment of the reserves affecting inventories and the allowance for doubtful accounts are among the most important.

### Revenue Recognition

K2 recognizes revenue from product sales upon shipment to its customers, net of reserves for estimated returns. As a general matter, customers have no right of return, however returns do occur from time to time for a variety of reasons, including local business practices in one of the foreign countries in which K2 does business. Reserves for estimated returns are established based upon historical return rates and recorded as reductions of revenue.

### Warranty

K2 records the estimated cost of product warranties at the time revenue is recognized. K2 estimates warranty obligation by reference to historical product warranty return rates, material usage and service delivery costs incurred in correcting the product. Should actual product warranty return rates, material usage or service delivery costs differ from the historical rates, revisions to the estimated warranty liability would be required.

### Accounts Receivable and Allowances

Accounts receivable are the result of K2's worldwide sales activities. Although K2's credit risk is spread across a large number of customers within a wide geographic area, periodic concentrations within a specific industry occur due to the seasonality of its businesses. At December 31, 2002 and 2001, K2's receivables from sporting goods retailers who sell skis, skates, snowboards and bikes, before giving consideration to receivables sold during the 2001 year, amounted to 60% and 59%, respectively, of total receivables. K2 generally does not require collateral and performs periodic credit evaluations to manage its credit risk.

K2 evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where there is knowledge of a specific customer's inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collected. For all other customers, reserves are established based on historical bad debts, customer payment patterns and current economic conditions.

The establishment of these reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. If the financial condition of K2's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required resulting in an additional charge to expenses when made. During the year ended December 31, 2002, certain customers of K2 in the United States, Europe and Japan experienced financial deterioration resulting in an increase in the allowance for doubtful accounts of $2.5 million.

**Inventories**
Inventories are valued at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. K2 records adjustments to its inventory for estimated obsolescence or diminution in market value equal to the difference between the cost of inventory and the estimated market value, based on market conditions from time to time. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual experience if future economic conditions, levels of consumer demand, customer inventory levels or competitive conditions differ from expectations. In 2001, K2 recorded a total charge of approximately $9.3 million, relating to the write-down in the value of small-wheeled products as the result of a significant softening of the market for such products during the year, and for inventory disposals resulting from the closure of certain manufacturing facilities and an additional $1.0 million in 2002.

**Income Taxes**
Income taxes are recorded using the liability method. K2 estimates actual current tax exposure together with temporary differences that result from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. K2 then assesses the likelihood that deferred tax assets will be recovered from future taxable income and to the extent that recovery is unlikely, a valuation allowance must be established. A significant portion of K2's deferred tax assets relate to net operating loss carryforwards for both domestic and foreign purposes. The realization of these assets is based upon estimates of future taxable income. In those jurisdictions where the realization of these carryforwards is not likely, a valuation allowance has been established. If actual results are less favorable than those projected by management, additional income tax expense may be required.

**Pensions**
K2 sponsors several trusteed noncontributory defined benefit pension plans covering most of its domestic employees. Pension costs and liabilities are actuarially calculated. These calculations are based on assumptions related to the discount rate, projected compensation increases and expected return on assets. K2 evaluates the assumptions used on a periodic basis and makes adjustments as necessary. As of December 31, 2001, K2's assumption related to the discount rate, projected compensation increases and expected return on assets was 7.25%, 4.00% and 9.00%, respectively. Due to the declining stock market and interest rate environment in 2002, K2 lowered its discount rate and expected return on assets assumptions to 6.75% and 8.75%, respectively, at December 31, 2002. A continued variance in the discount rate, expected return on plan assets and rate of compensation increase could have a significant impact on the pension costs recorded.

Due to the declines in the stock market, actual asset returns on K2's pension assets during the 2001 year did not meet K2's assumption of 2001 expected returns. This resulted in 2002 pension expense being higher than 2001 pension expense by approximately $300,000 which is reflected in the current year's general and administrative expenses. For the 2002 year, market conditions remained unsteady which resulted in negative asset returns on the pension assets for the 2002 year. These negative returns will result in an increase in 2003 pension expense of approximately $1.5 million. In addition, K2 anticipates there will be an additional reduction in the discount rate assumption, which will result in an additional increase to 2003 pension expense of approximately $500,000. Finally, as a result of the declines in the pension asset values, K2 estimates a required cash contribution of approximately $3.0 million to the pension plans in 2004.

Based on the negative asset returns realized during 2002, the accumulated benefit obligation of the pension plans exceeded the fair value of the plan assets by $13.1 million at December 31, 2002. These asset shortfalls resulted in K2 recording a non-cash charge to Other Comprehensive Income, a component of K2's shareholder's equity, of $7.5 million ($4.9 million, net of taxes). Based on this amount recorded, K2 had $12.6 million of net long-term pension liabilities as of December 31, 2002, consisting of $13.1 million in asset shortfalls and an intangible asset for the unrecognized prior service cost of $0.5 million.

**Foreign Currency Translation**
The functional currency for most foreign operations is the local currency. The financial statements of foreign subsidiaries have been translated into United States dollars. Asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts have been translated using the average exchange rate for the year. The gains and losses associated with the translation of the financial statements resulting from the changes in exchange rates from year to year have been reported in the other comprehensive income or loss account in shareholders' equity. To the extent assets and liabilities of the foreign operations are realized or the foreign operations pay back intercompany debt, amounts previously reported in other comprehensive income or loss account would be included in net income or loss in the period in which the transaction occurs. Transaction gains or losses, other than those related to intercompany accounts and investments deemed to be of a long-term nature, are included in net income or loss in the period in which they occur.

## IMPACT OF INFLATION AND CHANGING PRICES

The inflation rate, as measured by the Consumer Price Index, has been relatively low in the last few years, and therefore, pricing decisions by K2 have largely been influenced by competitive market conditions. Depreciation expense is based on the historical cost to K2 of its fixed assets, and therefore, is considerably less than it would be if it were based on current replacement cost. While buildings, machinery and equipment acquired in prior years will ultimately have to be replaced at significantly higher prices, it is expected this will be a gradual process over many years.

## MARKET RISK

Fluctuations in foreign currency exchange rates can affect K2's earnings and cash flows. K2 manages its exposures to changes in foreign currency exchange rates on certain firm purchase commitments and anticipated, but not yet committed purchases, by entering into some foreign currency forward contracts. K2's risk management objective is to reduce its exposure to the effects of changes in exchange rates on the cost of products sold over quarterly time horizons. Foreign currency exchange rate movements also affect K2's competitive position, as exchange rate changes may affect business practices and/or pricing strategies of non-U.S. based competitors and may affect the profitability and pricing strategies of K2 as well. K2's foreign currency risk policies entail entering into foreign currency derivative instruments only to manage risk of currency fluctuations over a given period of time, not for speculative investments.

Considering both the anticipated cash flows from firm purchase commitments and anticipated purchases for the next quarter and the foreign currency derivative instruments in place at year end, a hypothetical 10% weakening of the U.S. dollar relative to other currencies would not materially adversely affect expected first quarter 2003 earnings or cash flows. This analysis is dependent on actual purchases during the next quarter occurring within 90% of budgeted forecasts. The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables including competitive risk. If it were possible to quantify this competitive impact, the results could well be different than the sensitivity effects shown above. In addition, it is unlikely currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen.

# STATEMENTS OF CONSOLIDATED OPERATIONS

| | | Year ended December 31 | |
|---|---|---|---|
| (THOUSANDS, EXCEPT PER SHARE FIGURES) | 2002 | 2001 | 2000 |
| Net sales | $582,159 | $589,519 | $665,562 |
| Cost of products sold | 411,620 | 429,338 | 462,242 |
| Gross profit | 170,539 | 160,181 | 203,320 |
| Selling expenses | 86,394 | 103,688 | 108,274 |
| General and administrative expenses | 48,393 | 43,028 | 42,952 |
| Research and development expenses | 8,469 | 12,184 | 13,271 |
| Operating income | 27,283 | 1,281 | 38,823 |
| Interest expense | 8,966 | 13,631 | 14,814 |
| Other income, net | (253) | (375) | (191) |
| Income (loss) from continuing operations before provision for income taxes | 18,570 | (11,975) | 24,200 |
| Provision (credit) for income taxes | 6,500 | (4,271) | 7,502 |
| Income (loss) from continuing operations | 12,070 | (7,704) | 16,698 |
| Discontinued operations, net of taxes | — | — | (119) |
| Net income (loss) | $ 12,070 | $ (7,704) | $ 16,579 |
| Basic earnings (loss) per share: | | | |
| Continuing operations | $ 0.67 | $ (0.43) | $ 0.93 |
| Discontinued operations | — | — | (0.01) |
| Net income (loss) | $ 0.67 | $ (0.43) | $ 0.92 |
| Diluted earnings (loss) per share: | | | |
| Continuing operations | $ 0.67 | $ (0.43) | $ 0.93 |
| Discontinued operations | — | — | (0.01) |
| Net income (loss) | $ 0.67 | $ (0.43) | $ 0.92 |
| Basic shares outstanding | 17,941 | 17,940 | 17,949 |
| Diluted shares outstanding | 17,994 | 17,940 | 18,040 |

See notes to consolidated financial statements

# CONSOLIDATED BALANCE SHEETS

| (THOUSANDS, EXCEPT NUMBER OF SHARES) | At December 31 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 11,228 | $ 11,416 |
| Accounts receivable, net | 143,062 | 99,803 |
| Inventories, net | 144,246 | 169,969 |
| Deferred taxes | 17,225 | 16,606 |
| Prepaid expenses and other current assets | 8,163 | 9,381 |
| Total current assets | 323,924 | 307,175 |
| PROPERTY, PLANT AND EQUIPMENT | | |
| Land and land improvements | 1,641 | 1,641 |
| Buildings and leasehold improvements | 30,786 | 30,241 |
| Machinery and equipment | 135,793 | 134,831 |
| Construction in progress | 1,717 | 3,462 |
| | 169,937 | 170,175 |
| Less allowance for depreciation and amortization | 106,574 | 101,771 |
| | 63,363 | 68,404 |
| OTHER ASSETS | | |
| Intangibles, principally goodwill, net | 43,382 | 41,068 |
| Other | 7,741 | 6,753 |
| Total Assets | $438,410 | $423,400 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Bank loans | $ 6,261 | $ 5,016 |
| Accounts payable | 44,915 | 46,015 |
| Accrued payroll and related | 17,459 | 14,316 |
| Other accruals | 29,815 | 28,189 |
| Current portion of long-term debt | 16,852 | 5,886 |
| Total current liabilities | 115,302 | 99,422 |
| Long-term pension liabilities | 12,553 | 3,725 |
| Long-term debt | 73,007 | 97,828 |
| Deferred taxes | 6,252 | 7,768 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| SHAREHOLDERS' EQUITY | | |
| Preferred Stock, $1 par value, authorized 12,500,000 shares, none issued | — | — |
| Common Stock, $1 par value, authorized 40,000,000 shares, issued shares — 18,679,146 in 2002 and 18,676,146 in 2001 | 18,679 | 18,676 |
| Additional paid-in capital | 143,365 | 143,346 |
| Retained earnings | 96,193 | 84,123 |
| Employee Stock Ownership Plan and stock option loans | (1,380) | (1,582) |
| Treasury shares at cost, 747,234 in 2002 and 2001 | (9,107) | (9,107) |
| Accumulated other comprehensive loss | (16,454) | (20,799) |
| Total Shareholders' Equity | 231,296 | 214,657 |
| Total Liabilities and Shareholders' Equity | $438,410 | $423,400 |

See notes to consolidated financial statements

## STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

| (THOUSANDS, EXCEPT PER SHARE FIGURES) | Common Stock | Additional paid-in capital | Retained earnings | Employee Stock Ownership Plan and stock option loans | Treasury shares, at cost | Accumulated other comprehensive loss | Total |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 1999 | $18,673 | $143,326 | $75,248 | $(1,975) | $(8,992) | $ (7,760) | $218,520 |
| Net income for the year 2000 | | | 16,579 | | | | 16,579 |
| Translation adjustments | | | | | | (8,606) | (8,606) |
| Net unrealized gain on derivative instruments | | | | | | 472 | 472 |
| Comprehensive income | | | | | | | 8,445 |
| Repurchase of shares | | | | | (53) | | (53) |
| Exercise of stock options | 1 | 5 | | | | | 6 |
| Stock option loan repayments | | | | 60 | | | 60 |
| Employee Stock Ownership Plan, amortization, loan and partial loan repayment | | | | 270 | | | 270 |
| Balance at December 31, 2000 | 18,674 | 143,331 | 91,827 | (1,645) | (9,045) | (15,894) | 227,248 |
| Net loss for the year 2001 | | | (7,704) | | | | (7,704) |
| Translation adjustments | | | | | | (5,344) | (5,344) |
| Net unrealized gain on derivative instruments | | | | | | 439 | 439 |
| Comprehensive loss | | | | | | | (12,609) |
| Repurchase of shares | | | | | (62) | | (62) |
| Exercise of stock options | 2 | 15 | | | | | 17 |
| Stock option loan repayments | | | | 54 | | | 54 |
| Employee Stock Ownership Plan, amortization, loan and partial loan repayment | | | | 9 | | | 9 |
| Balance at December 31, 2001 | 18,676 | 143,346 | 84,123 | (1,582) | (9,107) | (20,799) | 214,657 |
| Net income for the year 2002 | | | 12,070 | | | | 12,070 |
| Translation adjustments | | | | | | 9,719 | 9,719 |
| Change in additional minimum pension liability | | | | | | (4,904) | (4,904) |
| Net unrealized loss on derivative instruments | | | | | | (470) | (470) |
| Comprehensive income | | | | | | | 16,415 |
| Exercise of stock options | 3 | 19 | | | | | 22 |
| Stock option loan repayments | | | | 53 | | | 53 |
| Employee Stock Ownership Plan, amortization, loan and partial loan repayment | | | | 149 | | | 149 |
| Balance at December 31, 2002 | $18,679 | $143,365 | $96,193 | $(1,380) | $(9,107) | $(16,454) | $231,296 |

See notes to consolidated financial statements

# STATEMENTS OF CONSOLIDATED CASH FLOWS

| (THOUSANDS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| | | | Year ended December 31 |
| OPERATING ACTIVITIES | | | |
| Income (loss) from continuing operations | $ 12,070 | $ (7,704) | $ 16,698 |
| Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities: | | | |
| Depreciation of property, plant and equipment | 13,237 | 13,525 | 11,907 |
| Amortization of intangibles | 1,320 | 2,683 | 2,413 |
| Deferred taxes and income taxes receivable | (2,135) | (3,298) | 1,035 |
| Increase (decrease) in long-term pension liabilities | 8,828 | (244) | 755 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | 12,682 | 27,511 | 14,766 |
| Repurchase of previously securitized receivables | (51,827) | (21,268) | — |
| Increase in receivables sold under asset securitization facility | — | — | 23,095 |
| Inventories, net | 28,215 | 4,958 | (7,457) |
| Prepaid expenses and other current assets | 1,218 | (2,808) | (1,520) |
| Accounts payable | 432 | (1,542) | 1,336 |
| Payrolls and other accruals | (2,776) | 3,820 | (12,259) |
| Net cash provided by continuing operations | 21,264 | 15,633 | 50,769 |
| INVESTING ACTIVITIES | | | |
| Property, plant and equipment expenditures | (8,281) | (12,604) | (14,738) |
| Disposals of property, plant and equipment | 147 | 797 | 1,547 |
| Purchases of businesses, net of cash acquired | (1,100) | (4,581) | — |
| Other items, net | 230 | 447 | (499) |
| Net cash used in investing activities | (9,004) | (15,941) | (13,690) |
| FINANCING ACTIVITIES | | | |
| Borrowings under long-term debt | 65,750 | 158,318 | 131,000 |
| Payments of long-term debt | (105,307) | (129,034) | (168,730) |
| Borrowings under accounts receivable purchase facility | 25,702 | — | — |
| Net increase (decrease) in short-term bank loans | 1,245 | (20,751) | (31,156) |
| Exercise of stock options | 22 | 17 | — |
| Net repayments by Employee Stock Ownership Plan | 140 | — | 245 |
| Net cash provided by (used in) financing activities | (12,448) | 8,550 | (68,641) |
| Net increase (decrease) in cash and cash equivalents from continuing operations | (188) | 8,242 | (31,562) |
| DISCONTINUED OPERATIONS | | | |
| Loss from discontinued operations | — | — | (119) |
| Net proceeds received from sale of discontinued operation | — | — | 24,360 |
| Adjustments to reconcile loss from discontinued operations to net cash provided by discontinued operations: | | | |
| Depreciation and amortization | — | — | 1,357 |
| Capital expenditures | — | — | (237) |
| Other items, net | — | — | (46) |
| Cash provided by discontinued operations | — | — | 25,315 |
| Net increase (decrease) in cash and cash equivalents | (188) | 8,242 | (6,247) |
| Cash and cash equivalents at beginning of year | 11,416 | 3,174 | 9,421 |
| Cash and cash equivalents at end of year | $ 11,228 | $ 11,416 | $ 3,174 |

See notes to consolidated financial statements

## NOTE 1— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

K2 is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products as well as certain niche industrial products. Sporting goods represented $437.4 million, or 75.1%, of K2's 2002 consolidated net sales, other recreational products represented $35.6 million in 2002 net sales, and K2's manufacturing and supply of selected industrial products, had sales of $109.2 million in 2002.

### Principles of Consolidation

The consolidated financial statements include the accounts of K2 and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

### Fiscal Periods

K2 maintains its books using a 52/53 week year ending on the last Sunday of December. For purposes of the consolidated financial statements, the year end is stated as of December 31. The years ended December 31, 2002, 2001 and 2000 consisted of 52 weeks.

### Revenue Recognition

K2 recognizes revenue from product sales upon shipment to its customers, net of reserves for estimated returns. As a general matter, customers have no right of return, however returns do occur from time to time for a variety of reasons, including local business practices in one of the foreign countries in which K2 does business. Reserves for estimated returns are established based upon historical return rates and recorded as reductions of revenue.

### Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

### Foreign Currency Translation

The functional currency for most foreign operations is the local currency. The financial statements of foreign subsidiaries have been translated into United States dollars. Asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts have been translated using the average exchange rate for the year. The gains and losses associated with the translation of the financial statements resulting from the changes in exchange rates from year to year have been reported in the other comprehensive income or loss account in shareholders' equity. To the extent assets and liabilities of the foreign operations are realized or the foreign operations pay back intercompany debt, amounts previously reported in other comprehensive income or loss account would be included in net income or loss in the period in which the transaction occurs. Transaction gains or losses, other than those related to intercompany accounts and investments deemed to be of a long-term nature, are included in net income or loss in the period in which they occur.

### Cash Equivalents

Short-term investments (including any debt securities) that are part of K2's cash management portfolio are classified as cash equivalents carried at amortized cost. These investments are liquid, are of limited credit risk and have original maturities of three months or less when purchased. The carrying amount of cash equivalents approximates market.

### Accounts Receivable and Allowances

Accounts receivable are the result of K2's worldwide sales activities. Although K2's credit risk is spread across a large number of customers within a wide geographic area, periodic concentrations within a specific industry occur due to the seasonality of its businesses. At December 31, 2002 and 2001, K2's receivables from sporting goods retailers who sell skis, skates, snowboards and bikes, before giving consideration to receivables sold during the 2001 year, amounted to 60% and 59%, respectively, of total receivables. K2 generally does not require collateral and performs periodic credit evaluations to manage its credit risk.

During 2001 and 2000, K2 sold trade receivables under a domestic accounts receivable securitization facility, in which K2 retained servicing responsibilities. Unlike the prior asset securitization program which was in effect prior to March 2002, financing obtained pursuant to the new purchase facility ("Purchase Facility") is treated in K2's financial statements as a borrowing. As of December 31, 2002, financings under the Purchase Facility totaled $25.7 million and are classified as long-term debt as K2 believes the amount outstanding at December 31, 2002 is equal to or less than the minimum amount expected to be outstanding during the next twelve months. As of December 31, 2001, accounts receivable of $51.8 million were sold under the prior asset securitization program, and were reflected as a reduction of accounts receivable. The purchasers of the receivables had no recourse to K2's other assets for failure of customers to pay when due. The costs incurred by K2 associated with sales under the prior facility for the years ended December 31, 2002 and 2000 totaled approximately $2.8 million and $4.0 million, respectively. These expenses were included in interest expense.

K2 evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where there is knowledge of a specific customer's inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collected. For all other customers, reserves are established based on historical bad debts, customer payment patterns and current economic conditions. The establishment of these reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances.If the financial condition of K2's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required resulting in an additional charge to expenses when made. During the year ended December 31, 2002, certain customers of K2 in the United States, Europe and Japan experienced financial deterioration resulting in an increase in the allowance for doubtful accounts of $2.5 million.

Accounts receivable are net of allowances for doubtful accounts of $7,838,000 and $5,316,000 at December 31, 2002 and 2001, respectively.

### Inventories

Inventories are valued at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. K2 records adjustments to its inventory for estimated obsolescence or diminution in market value equal to the difference between the cost of inventory and the estimated market value, based on market conditions from time to time. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual experience if future economic conditions, levels of consumer demand, customer inventory levels or competitive conditions differ from expectations. In 2001, K2 recorded a total charge of approximately $9.3 million, relating to the write-down in the value of small-wheeled products as the result of a significant softening of the market for such products during the year, and for inventory disposals resulting from the closure of certain manufacturing facilities and an additional $1.0 million during 2002.

### Long-Lived Assets

Long-lived assets, including, among others, amortizable intangible assets and property, plant and equipment and are reviewed periodically to determine if the carrying values are impaired. K2 evaluates the recoverability of the carrying amount of these long-lived assets (including fixed assets, trademarks and goodwill) at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairments, if any, would be recognized in income from operations. K2 uses judgment when applying these impairment rules to determine the timing of the impairment tests, the undiscounted cash flows used to assess impairments, and the fair value of a potentially impaired asset. The reasonableness of K2's judgment could significantly affect the carrying value of our long-lived assets.

### Goodwill

Goodwill arising from acquisitions was amortized on a straight-line basis over a period ranging from 15 to 40 years through December 31, 2001. Effective January 1, 2002, goodwill is no longer amortized but is instead reviewed at least annually for impairment, and more often when impairment indicators are present. Had K2 adopted the new goodwill accounting on the first day of 2001, amortization expense for the twelve months ended December 31, 2001 would have been lowered by approximately $2.6 million, and the net loss for that period would have decreased by the same amount (or $.14 per diluted share) to $5.1 million. Had K2 adopted the new goodwill accounting on the first day of 2000, amortization expense for the twelve months ended December 31, 2000 would have been lowered by approximately $2.4 million, and the net income for that period would have increased by the same amount (or $.13 per diluted share) to $19.0 million.

### Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided on the straight-line method based upon the estimated useful lives of the assets, ranging from 3 to 20 years. In 2001, K2 wrote down certain equipment and facilities no longer in use in connection with the closing of certain domestic manufacturing locations.

### Warranty

K2 records the estimated cost of product warranties at the time revenue is recognized. K2 estimates warranty obligation by reference to historical product warranty return rates, material usage and service delivery costs incurred in correcting the product. Should actual product warranty return rates, material usage or service delivery costs differ from the historical rates, revisions to the estimated warranty liability would be required.

The following activity related to product warranty liabilities for the years ended December 31, 2002, 2001 and 2000:

| (THOUSANDS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at January 1 | $ 2,237 | $ 2,409 | $ 2,971 |
| Charged to costs and expenses | 5,043 | 5,148 | 5,694 |
| Amounts charged to reserve | $(4,326) | $(5,320) | $(6,256) |
| Balance at December 31 | $ 2,954 | $ 2,237 | $ 2,409 |

### Income Taxes

Income taxes are recorded using the liability method. K2 estimates actual current tax exposure together with temporary differences that result from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. K2 then assesses the likelihood that deferred tax assets will be recovered from future taxable income and to the extent that recovery is unlikely, a valuation allowance must be established. A significant portion of K2's deferred tax assets relate to net operating loss carryforwards for both domestic and foreign purposes. The realization of these assets is based upon estimates of future taxable income. In those jurisdictions where the realization of these carryforwards is not likely, a valuation allowance has been established. If actual results are less favorable than those projected by management, additional income tax expense may be required.

### Pensions

As described in Note 10, K2 sponsors several trusteed noncontributory defined benefit pension plans covering most of its domestic employees. Pension costs and liabilities are actuarially calculated. These calculations are based on assumptions related to the discount rate, projected compensation increases and expected return on assets.

### Stock-Based Compensation and Other Equity Instruments

K2 and its subsidiaries account for employee and directors' stock option grants using the intrinsic method. Generally, the exercise price of K2's employee stock options equals or exceeds the market price of the underlying stock on the date of grant and no compensation expense is recognized. If the option price is less than the fair value, K2 records compensation expense over the vesting period of the option. The pro forma effects of using the fair value method for its option plans is described in the Note 13.

### Shipping and Handling Costs

K2 reports freight billed to customers ("freight recovery") as a component of net sales and related freight costs are reflected primarily in selling expenses.

### Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2002, 2001 and 2000 amounted to $17,064,000, $23,765,000 and $25,209,000, respectively.

**Research and Development**
Research and development costs are charged to research and development expense as incurred.

**Other Income**
Other income includes interest income, royalties and other miscellaneous income.

**Earnings Per Share**
Basic earnings per share ("EPS") are determined by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS reflects the potential dilutive effects of stock options, using the treasury stock method. The dilutive effects of stock options included in the dilutive EPS calculation at December 31, 2002 and 2000 were 696,000 and 1,000,000, respectively. During 2002, 2001 and 2000, the computation of diluted EPS did not include the options to purchase 1,226,000, 1,953,000 and 1,057,000 shares of common stock, respectively, because their inclusion would have been anti-dilutive.

***Reclassifications***
Certain prior year amounts have been reclassified to conform to the current year presentation as required by the Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Products." As a result, certain vendor incentives are now reflected as a reduction of net sales rather than included in selling expenses. The amount of vendor incentives reported in net sales for the years ended December 31, 2002, 2001 and 2000 was $4,133,000, $5,947,000 and $5,224,000, respectively.

**Newly Adopted Accounting Standards**
Effective January 1, 2002, K2 adopted new accounting standards on "Business Combinations," and "Goodwill and Other Intangible Assets." *The Business Combination changes require the use of the purchase* method of accounting for business combinations and eliminates the pooling-of interests method. The changes to goodwill require that goodwill and indefinite-lived intangible assets no longer be amortized to earnings, but instead reviewed at least annually for impairment, and more often when impairment indicators are present. In addition, the standard includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Had K2 adopted the new goodwill accounting on the first day of 2001, amortization expense for the twelve months ended December 31, 2001 would have been lowered by approximately $2.6 million, and the net loss for that period would have decreased by the same amount (or $.14 per diluted share) to $5.1 million. Had K2 adopted the new goodwill accounting on the first day of 2000, amortization expense for the twelve months ended December 31, 2000 would have been lowered by approximately $2.4 million, and the net income for that period would have increased by the same amount (or $.13 per diluted share) to $19.0 million. The adoption of SFAS No. 142 resulted in an increase in operating income through a reduction of amortization expense of approximately $2.6 million for the twelve months ended December 31, 2002.

In accordance with these new standards, while amortization of goodwill and assets with indefinite lives is no longer recorded, these accounts must be reviewed for impairment, at least annually, or when events indicate that an impairment exist. K2 completed the impairment tests in the first quarter of 2002 and continues to review the accounts for *impairment on an on-going basis. K2 estimates the fair value of its* reporting units by using a discounted cash flow analysis.

In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. These new standards will be prospectively applied for exit or disposal activities initiated after December 31, 2002. If exit or disposal activities are initiated after that date, SFAS No. 146 will affect the timing of the recognition of the related costs. K2 does not expect the adoption of this standard to have a significant impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. K2 will be required to follow the prescribed format and provide the additional disclosures required by SFAS No. 148 in its financial statements for fiscal 2003 and must also provide the disclosures in the quarterly reports containing condensed financial statements for interim periods beginning with the quarterly period ending March 31, 2003. The following table illustrates the effect on net income (loss) and earnings (loss) per share if K2 had applied the fair value recognition provisions of SFAS No. 123 to all its outstanding stock option plans as of December 31:

| (THOUSANDS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Earnings (loss) from continuing operations | | | |
| As reported | $12,070 | $(7,704) | $16,698 |
| Less: Total stock-based employee compensation expense under fair value for *all awards, net of tax* | (540) | (1,064) | (1,793) |
| Pro forma | $11,530 | $(8,768) | $14,905 |
| Basis earnings (loss) per common share from continuing operations: | | | |
| As reported | $ 0.67 | $ (0.43) | $ 0.93 |
| Pro forma | $ 0.64 | $ (0.49) | $ 0.83 |
| Basis earnings (loss) per common share from continuing operations: | | | |
| As reported | $ 0.67 | $ (0.43) | $ 0.93 |
| Pro forma | $ 0.64 | $ (0.49) | $ 0.83 |

Effective January 1, 2002, K2 adopted "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of SFAS No. 144 did not have an impact on K2's financial statements.

## NOTE 2 — CHARGES AGAINST EARNINGS

In ongoing cost reduction moves initiated in 1999, K2 completed the move of its remaining ski production to China in 2001, closing the Washington ski manufacturing facility during 2001. In addition, three other smaller manufacturing facilities were shut down in Minnesota and Alabama which serviced the Stearns and Hilton operations, with most of the production also moving overseas.

In addition to the factory closures, K2 experienced a substantial industry-wide slowdown of sales of small-wheeled products in 2001, including primarily scooters and in-line skates, necessitating a downsizing of K2's small-wheeled products operation. The factory closures, coupled with the downsizing activities, have resulted in the reduction of approximately 600 positions worldwide. In conjunction with the closures and downsizing activities, K2 recorded a pre-tax charge in 2001 of $18.0 million, primarily related to severance, the write down of facilities and equipment, and the reduction in the net carrying value of small-wheeled products inventory. Approximately $5.0 million of the total amount was a charge to earnings that resulted in or will result in a cash payment. Approximately $15.6 million of the charge was included in cost of products sold and approximately $2.4 million was included in general and administrative expenses.

The following table summarizes the activity in 2001 and 2002:

| (THOUSANDS) | Facilities & Equipment | Inventory | Severance and Related | Subtotal | Other Down-sizing | Total |
|---|---|---|---|---|---|---|
| 2001 Charges | $3,179 | $9,266 | $4,389 | $16,834 | $1,166 | $18,000 |
| UTILIZED IN 2001: | | | | | | |
| Cash | | | 3,104 | 3,104 | 537 | 3,641 |
| Non-cash write down | | 9,266 | | 9,266 | | 9,266 |
| Non-cash disposal | 3,179 | | | 3,179 | 529 | 3,708 |
| | 3,179 | 9,266 | 3,104 | 15,549 | 1,066 | 16,615 |
| Balance | | | | | | |
| December 31, 2001 | — | — | 1,285 | 1,285 | 100 | 1,385 |
| UTILIZED IN 2002: | | | | | | |
| Cash | | | 1,165 | 1,165 | 100 | 1,265 |
| Balance | | | | | | |
| December 31, 2002 | $ — | $ — | $ 120 | $ 120 | $ — | $ 120 |

Of the remaining cash charges not utilized at December 31, 2002, K2 anticipates such amounts will be settled by the end of the 2003 first quarter, resulting in a cash outlay of $0.1 million.

## NOTE 3 — DISCONTINUED OPERATIONS

On September 10, 1998, K2 adopted a plan to dispose of its Simplex building products division as part of K2's strategic focus on the core sporting goods and other recreational businesses. Accordingly, Simplex is shown in the accompanying consolidated financial statements as discontinued operations.

On June 30, 2000, K2 completed the sale of the assets and business of Simplex. Consideration included $24.4 million in cash and the assumption of certain liabilities by the buyer. The loss on disposal of Simplex was $1,157,000, net of a tax benefit of $623,000, and included costs of disposal and reserves related to the retention of certain liabilities by K2.

Income from discontinued operations is net of taxes of $560,000 for the year ended December 31, 2000. Net sales from discontinued operations of $32,739,000 for the year ended December 31, 2000 were excluded from consolidated net sales in the accompanying consolidated statements of income.

## NOTE 4 — ACQUISITIONS

In 2002, K2 acquired certain assets of a weed trimmer line business. The net cash purchase price was approximately $1.1 million and was accounted for using the purchase method of accounting.

In 2001, K2 acquired certain assets of a resistat business from BASF. The net cash purchase price was approximately $4.5 million and was accounted for using the purchase method of accounting.

## NOTE 5 — INVENTORIES

Inventories consisted of the following at December 31:

| (THOUSANDS) | 2002 | 2001 |
|---|---|---|
| Finished goods | $104,204 | $135,623 |
| Work in process | 10,741 | 11,788 |
| Raw materials | 29,301 | 22,558 |
| Total inventories | $144,246 | $169,969 |

## NOTE 6 — INTANGIBLE ASSETS

The components of intangible assets consisted of the following:

| (THOUSANDS) | December 31 2002 | December 31 2001 |
|---|---|---|
| Intangibles subject to amortization: | | |
| Net carrying amount: | | |
| Patents and Trademarks | $ 1,873 | $ 1,616 |
| Goodwill not subject to amortization (by segment): | | |
| Net carrying amount: | | |
| Sporting goods | 37,224 | 35,629 |
| Other recreational | 1,059 | 1,524 |
| Industrial | 3,226 | 2,299 |
| | 41,509 | 39,452 |
| Total intangible assets, net | $43,382 | $41,068 |

Amortization expense of intangible assets subject to amortization will be approximately $300,000 per year over the next five years.

## NOTE 7 — BORROWINGS AND OTHER FINANCIAL INSTRUMENTS

On February 14, 2003, K2 completed a transaction with k1 Ventures Ltd., a Singapore-based investment company, in which K2 sold $25.0 million of 7.25% convertible subordinated debentures due March 2010. The debentures are initially convertible into 2,097,315 shares of K2 common stock at $11.92 per share. Pursuant to the agreement, k1 Ventures also received warrants to purchase 524,329 additional shares of K2's common stock at $13.91 per share, exercisable within five years. The proceeds from the sale were used to pay down a portion of K2's Senior Notes outstanding at December 31, 2002.

On March 25, 2003, K2 refinanced its Credit Line, Purchase Facility and Senior Notes by entering a three-year, $205 million revolving Credit Facility ("Facility") expiring on March 31, 2006 with several banks and other financial institutions. The Facility is expandable to $230 million subject to certain conditions. The Facility has a $75 million limit for the issuance of letters of credit. Borrowings under the Facility are secured by substantially all of K2's assets. Actual borrowing availability under the Facility is based on K2's trade receivable and inventory levels in the United States, Canada and England, subject to eligibility criteria and defined advance rates. Borrowings under the Facility bear an initial interest rate at a rate equal to the prime rate plus 0.50%, or a LIBOR interest rate plus 2.50%, and the Facility has an unused commitment fee of 0.375% per year. In addition to the Facility, K2 also obtained a three-year $20 million term loan from certain banks participating in the Facility bearing interest at an initial rate equal to the LIBOR rate plus 4.00% per year, payable in equal monthly installments over the three year period. The Facility and term loan include various covenants, including requirements that K2 maintain a minimum debt service coverage ratio and tangible net worth, as well as limiting annual capital expenditures and certain investment activities. The proceeds of the Facility were used to pay off the outstanding borrowings under the Purchase Facility, the remaining balances outstanding under the Senior Notes, and to securitize outstanding standby and trade letters of credit under the Credit Line through their original maturity dates. In conjunction with the refinancing, K2 will expense approximately $2.2 million ($1.4 million, or $.08 per diluted share, after tax) in the 2003 first quarter of capitalized debt costs related to the Credit Line, Purchase Facility and Senior Notes, and an additional $4.7 million will be paid in cash and expensed ($3.1 million, or $.17 per diluted share, after tax) for a make-whole premium related to the prepayment of the Senior Notes.

At December 31, 2002, K2's principal long-term borrowing facility was a $75 million revolving Credit Line ("Credit Line"), secured by substantially all of the assets of K2, other than domestic accounts receivable which are sold pursuant to the Purchase Facility described below. The Credit Line was due on December 31, 2003. Additionally, K2 had a five year, $75 million accounts receivable purchase facility ("Purchase Facility") that was put in place in March 2002.

At December 31, 2002, there were no borrowings and $20.5 million of letters of credit outstanding under the Credit Line. At December 31, 2001, borrowings and letters of credit under the Credit Line totaled $26.5 million and $7.8 million, respectively, and the effective interest rate of such borrowings was 4.68%. Pursuant to the terms of the Credit Line, an additional $54.5 million was available for borrowing at December 31, 2002.

The Purchase Facility was a five-year domestic accounts receivable arrangement, under which K2 can sell with limited recourse, an undivided interest in designated pools of accounts receivable in an amount not to exceed $75 million. The originators of the receivables sell the receivables through a subsidiary of K2 to a conduit, which then issues commercial paper and charges K2 interest based on the commercial paper rate plus a spread. The interest rate, including the spread, at December 31, 2002 was 2.00%.

Unlike the prior asset securitization program which was in effect prior to March 2002, financing obtained pursuant to the Purchase Facility is treated in K2's financial statements as a borrowing. As of December 31, 2002, financings under the Purchase Facility totaled $25.7 million and are classified as long-term debt as K2 believes the amount outstanding at December 31, 2002 is equal to or less than the minimum amount expected to be outstanding during the next twelve months. As of December 31, 2001, accounts receivable of $51.8 million were sold under the prior asset securitization program, and was reflected as a reduction of accounts receivable. The costs incurred by K2 associated with sales under the prior facility for the years ended December 31, 2001 and 2000 totaled $2,816,000 and $3,995,000, respectively. The expenses are included in interest expense. Pursuant to the terms of the Purchase Facility, $56.9 million was available for borrowing at December 31, 2002.

At December 31, 2002, K2 had $11.5 million outstanding under foreign lines of credit, with an additional $4.2 million available for borrowing at December 31, 2002. One of the foreign subsidiaries' lines of credit totaling $5.2 million have been converted to long-term facilities and the remaining lines are short-term. The short-term lines generally have no termination date but are reviewed annually for renewal and are denominated in the subsidiaries' local currencies. At December 31, 2002, interest rates on the foreign lines of credit ranged from 1.5% to 11.85%. The weighted average interest rates on the foreign lines of credit as of December 31, 2002 and 2001 were 1.9% and 3.6%, respectively.

K2 had a total of $23.6 million of letters of credit outstanding as of December 31, 2002.

The principal components of long-term debt at December 31 were:

| (THOUSANDS) | 2002 | 2001 |
|---|---|---|
| Notes payable due in seven equal annual principal installments through 2009 with semi-annual interest payable at 9.01% | $50,000 | $ 50,000 |
| Notes payable due in six equal annual principal installments through 2004 semi-annual interest payable at 8.89% | 8,892 | 13,336 |
| $75 million five-year secured bank revolving credit line due December 31, 2003, interest payments due at LIBOR plus 1.00% to 3.25% and a commitment fee of 0.225% to 0.50% on the unused portion of the line through December 31, 2003 | — | 26,500 |
| $75 million three-year accounts receivable securitization due March 31, 2007, interest payments due at prevailing commercial paper rates plus 0.60% and a commitment fee of 0.25% on the unused portion of the facility | 25,702 | — |
| Foreign lines of credit | 5,255 | 13,818 |
| Other | 10 | 60 |
| | 89,859 | $103,714 |
| Less-amounts due within one year | 16,852 | 5,886 |
| | $73,007 | $ 97,828 |

The principal amount of long-term debts contractually maturing in each of the five years ended December 31 following 2002 are:

| (THOUSANDS) | |
|---|---|
| 2003 | $16,852 |
| 2004 | 11,591 |
| 2005 | 7,143 |
| 2006 | 7,143 |
| 2007 | 32,845 |
| Thereafter | 14,285 |
| | $89,859 |

Interest paid on short- and long-term debt for the years ended December 31, 2002, 2001 and 2000 was $9.0 million, $13.6 million and $14.8 million, respectively.

The credit facilities limit K2's ability to pay cash dividends and make stock repurchases. As of December 31, 2002, $12.0 million of retained earnings were free of such restrictions.

The carrying amounts for the short-term lines of credit and the long-term bank revolving credit line approximate their fair value since floating interest rates are charged, which approximate market rates. The fair value of the $50.0 million 9.01% notes payable, based on quoted market interest rates, is $53.7 million as compared to a carrying amount of $50.0 million. The fair value of the $8.9 million 8.89% notes payable, based on quoted market interest rates, is $8.8 million as compared to a carrying amount of $8.9 million.

K2, including its foreign subsidiaries, enters forward exchange contracts to hedge certain firm and anticipated purchase commitments, which are denominated in U.S. or foreign currencies. The purpose of the foreign currency hedging activities is to reduce K2's risk of fluctuating exchange rates. K2's forward contracts are accounted for as hedges because the derivative instruments are designated and effective as hedges and reduce K2's exposure to identified risks. The ineffective portion of derivative transactions was not material to the results of operations for the year ended December 31, 2002. At December 31, 2002, K2 had foreign exchange contracts with maturities of within one year to exchange various foreign currencies to dollars in the aggregate amount of $14.0 million. At December 31, 2002, the fair value of these contracts was a loss of $470,000, which was reflected, net of taxes, as a decrease to other comprehensive income. The fair value of these contracts will be recognized in cost of products sold when the related inventory is sold. Counterparties on foreign exchange contracts expose K2 to credit losses in the event of non-performance, but K2 does not anticipate non-performance based on the credit ratings of the financial institutions.

## NOTE 8 — INCOME TAXES

Income (loss) from continuing operations before provision (credit) for income taxes for the years ended December 31 was taxed under the following jurisdictions:

| (THOUSANDS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Domestic | $ (8,900) | $ (5,926) | $13,598 |
| Foreign | 27,470 | (6,049) | 10,602 |
| | $18,570 | $(11,975) | $24,200 |

The schedule of pretax income for 2002 above reflects an intercompany transfer pricing adjustment which resulted in an increase to K2's foreign taxable income, and a decrease to K2's domestic taxable income. K2 has filed a request with the Internal Revenue Service ("IRS") for approval of the intercompany transfer pricing adjustment. Once IRS approval has been received, K2 will seek the approval of the foreign taxing jurisdiction. Obtaining approval from the respective taxing jurisdictions would result in the utilization of net operating losses in foreign jurisdictions, and the recovery of prior taxes paid in the United States. K2 will continue to file its United States and foreign tax returns using this transfer pricing adjustment. Although K2 has received tentative refunds as a result of the adjustment, the full tax benefit of such refunds has not been included into income until certain contingencies are resolved. Therefore, K2 has recorded $4.8 million of the refunds as a current liability, pending the outcome of the discussions with the taxing jurisdictions. Final approval of this transfer pricing adjustment could generate a significant reduction to K2's effective tax rate in the future.

Components of the provision (credit) for income taxes applicable to continuing operations for the three years ended December 31 are:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| (THOUSANDS) | Current | Deferred | Current | Deferred | Current | Deferred |
| Federal | $(2,062) | $ (859) | $(1,115) | $(1,592) | $2,265 | $2,324 |
| State | 238 | (25) | (280) | (24) | 524 | 105 |
| Foreign | 7,349 | 1,859 | 1,112 | (2,372) | 1,900 | 384 |
| | $ 5,525 | $ 975 | $ (283) | $(3,988) | $4,689 | $2,813 |

The principal elements accounting for the difference between the statutory federal income tax rate and the effective tax rate for the three years ended December 31 are:

| (PERCENT) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Statutory federal income tax rate | 35.0 | (35.0) | 35.0 |
| State income tax effect, net of federal benefit | 0.7 | 1.0 | 1.7 |
| Valuation allowance and foreign earnings | (2.6) | (7.8) | (5.9) |
| Other | 1.9 | 6.1 | 0.2 |
| | 35.0 | (35.7) | 31.0 |

No provision for United States income taxes has been made on undistributed earnings of foreign subsidiaries, since these earnings are considered to be permanently reinvested. At December 31, 2002, foreign subsidiaries had unused operating loss carryforwards of approximately $14.0 million which begin to expire in 2009, or carries forward indefinitely. Since the use of these operating loss carryforwards is limited to future taxable earnings of the related foreign subsidiaries, a valuation allowance has been recognized to offset the portion of the deferred tax assets arising from such carryforwards not likely to be usable in the near future. Approximately $4.0 million of foreign net deferred tax assets are not provided for with a valuation allowance and the realization of this asset is dependent upon achieving sufficient future taxable income in the foreign jurisdiction.

Deferred tax assets and liabilities are comprised of the following at December 31:

| (THOUSANDS) | 2002 | 2001 |
|---|---|---|
| Deferred tax liabilities: | | |
| Depreciation and amortization of property, plant and equipment | $ 5,443 | $ 6,101 |
| Trademark amortization | 547 | 450 |
| Other | 262 | 1,217 |
| Deferred tax liabilities | 6,252 | 7,768 |
| Deferred tax assets: | | |
| Insurance accruals | 1,436 | 1,026 |
| Tax effect of foreign loss carryforwards | 4,949 | 7,704 |
| Tax effect of domestic loss carryforwards | 3,760 | 3,995 |
| Bad debt reserve | 1,468 | 1,018 |
| Inventory reserve | 1,275 | 924 |
| Restructure and contingency reserves | 2,514 | 4,761 |
| Pension accrual | 5,559 | 2,405 |
| Other | 3,346 | 3,372 |
| | 24,307 | 25,205 |
| Valuation allowance | 7,082 | 8,599 |
| Current deferred tax assets | 17,225 | 16,606 |
| Deferred tax assets, net | $10,973 | $ 8,838 |

At the acquisition date of Ride Inc. ("Ride") in 1999, Ride had $30.2 million of federal net operating loss carryovers. The ability of K2 to utilize these losses to reduce future tax due is subject to an annual Internal Revenue Code §382 limitation. Accordingly, K2 currently estimates the amount realizable would be a maximum of $13.1 million over the twenty year carryforward period. For financial reporting purposes, the realization of these carryovers reduces goodwill recorded from the acquisition of Ride. During 2002, K2 recorded a reduction of goodwill of $0.5 million for the estimated amount of Ride's operating loss carryover likely to be utilized in the near future. For 2002, K2 recorded a $2.6 million deferred tax asset related to additional minimum pension liability included as a component of other comprehensive income (see Note 10).

No income taxes were paid for the year ended December 31, 2001. Income taxes paid, net of refunds, in the years ended December 31, 2002 and 2000 were $1.5 million and $9.4 million, respectively.

## NOTE 9 — COMMITMENTS AND CONTINGENCIES

Future minimum payments under noncancelable operating leases as of December 31, 2002 are as follows:

| (THOUSANDS) | |
|---|---|
| 2003 | $ 4,154 |
| 2004 | 2,733 |
| 2005 | 1,372 |
| 2006 | 1,235 |
| 2007 | 1,003 |
| Thereafter | 875 |
| | $11,372 |

Leases are primarily for rentals of facilities, and about two-thirds of these contain rights to extend the terms from one to ten years.

Net rental expense, including those rents payable under noncancelable leases and month-to-month tenancies, amounted to $6,871,000, $6,901,000 and $6,691,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

K2 has not experienced any substantial difficulty in obtaining raw materials, parts or finished goods inventory for its sporting goods and other recreational products businesses. Certain components and finished products, however, are manufactured or assembled abroad and therefore could be subject to interruption as a result of local unrest, currency exchange fluctuations, increased tariffs, trade difficulties and other factors. A single supplier manufactures major portions of K2's in-line skates. K2 believes alternate sources for these products could be found.

K2 is subject to various legal actions and proceedings in the normal course of business. While the ultimate outcome of these matters cannot be predicted with certainty, management does not believe these matters will have a material adverse effect on K2's financial statements.

K2 is one of several named potentially responsible parties ("PRP") in three Environmental Protection Agency matters involving discharge of hazardous materials at old waste sites in South Carolina and Michigan. Although environmental laws technically impose joint and several liability upon each PRP at each site, the extent of K2's required financial contribution to the cleanup of these sites is expected to be limited based upon the number and financial strength of the other named PRPs and the volume and types of waste involved which might be attributable to K2.

Environmental and related remediation costs are difficult to quantify for a number of reasons including the number of parties involved, the difficulty in determining the extent of the contamination, the length of time remediation may require, the complexity of environmental regulation and the continuing advancement of remediation technology. K2 accrues for liabilities of this nature when it is probable a liability has been incurred and the amount can be reasonably estimated. At December 31, 2002 and 2001, K2 had recorded an estimated liability of approximately $1,308,000 and $745,000, respectively, for environmental liabilities and made no provision for insurance recovery. The estimates are based on K2's share of the costs to remediate as provided by the PRP's consultants and in ongoing discussions with the EPA or other environmental agencies. The ultimate outcome of this matter cannot be predicted with certainty, however, and taking into consideration reserves provided, management does not believe this matter will have a material adverse effect on K2's financial statements.

## NOTE 10 — PENSION PLANS AND OTHER BENEFIT PLANS

K2 sponsors several trusteed non-contributory defined benefit pension plans covering most of its employees. Benefits are generally based on years of service and the employee's highest average compensation for five consecutive years during the years of credited service. Contributions are intended to provide for benefits attributable to service to date and service expected to be provided in the future. K2 funds these plans in accordance with the Employee Retirement Income Security Act of 1974.

K2 also sponsors defined contribution pension plans covering most of its domestic employees. Contributions by K2 for the defined contribution plans are determined as a percent of the amounts contributed by the respective employees. During 2002, 2001 and 2000, K2 expensed contributions of $626,000, $745,000 and $816,000, respectively, related to these plans.

Due to declines in the stock market, actual asset returns on K2's non-contributory defined benefit pension assets during the 2001 year did not meet K2's assumption of 2001 expected returns. This resulted in 2002 pension expense being higher than 2001 pension expense by approximately $300,000 which is reflected in the current year's general and administrative expenses. For the 2002 year, market conditions remained unsteady which resulted in negative asset returns on the pension assets for the 2002 year. These negative returns will result in an increase in 2003 pension expense of approximately $1.5 million. In addition, K2 anticipates there will be an additional reduction in the discount rate assumption, which will result in an additional increase to 2003 pension expense of approximately $500,000. Finally, as a result of the declines in the pension asset values, K2 estimates a required cash contribution of approximately $3.0 million to the pension plans will be required in 2004.

Based on the negative asset returns realized during 2002, the accumulated benefit obligation of the pension plans exceeded the fair value of the plan assets by $13.1 million at December 31, 2002. These asset shortfalls resulted in K2 recording a non-cash charge to Other Comprehensive Income, a component of K2's stockholder's equity, of $7.5 million ($4.9 million, net of taxes). Based on this amount recorded, K2 had $12.6 million of net long-term pension liabilities as of December 31, 2002, consisting of the $13.1 million in asset shortfalls and an intangible asset for the unrecognized prior service cost of $0.5 million.

The following table sets forth the defined benefit plans' funded status and amounts recognized in K2's consolidated balance sheets at December 31:

| | Pension Plan | |
|---|---|---|
| (THOUSANDS) | 2002 | 2001 |
| CHANGE IN BENEFIT OBLIGATION | | |
| Benefit obligation at beginning of year | $ 56,159 | $52,532 |
| Service cost | 1,519 | 1,595 |
| Interest cost | 4,094 | 3,991 |
| Actuarial loss | 4,325 | 456 |
| Benefits paid | (2,567) | (2,415) |
| Benefit obligation at end of year | $ 63,530 | $56,159 |
| CHANGE IN PLAN ASSETS | | |
| Fair value of plan assets at beginning of year | $ 50,067 | $52,821 |
| Actual return on fair value of plan assets | (4,300) | (339) |
| Benefits paid | (2,567) | (2,415) |
| Fair value of plan assets at end of year | 43,200 | 50,067 |
| Funded status of the plan | (20,330) | (6,092) |
| Unrecognized prior service cost | 523 | 568 |
| Unrecognized actuarial loss | 14,799 | 1,799 |
| Accrued benefit cost | $ (5,008) | $ (3,725) |
| Amounts recognized in the statement of financial position consists of: | | |
| Prepaid benefit cost | $ 271 | $ 231 |
| Accrued benefit liability | (5,279) | (3,956) |
| Additional minimum liability | (8,068) | — |
| Intangible asset | 523 | — |
| Accumulated | 7,545 | — |
| | $ (5,008) | $ (3,725) |
| WEIGHTED AVERAGE ASSUMPTIONS | | |
| Discount rate | 6.75% | 7.25% |
| Expected return on plan assets | 8.75% | 9.00% |
| Rate of compensation increase | 4.00% | 4.00% |

Net pension cost consisted of the following for the year ended December 31:

| | Pension Plan | | |
|---|---|---|---|
| (THOUSANDS) | 2002 | 2001 | 2000 |
| NET PERIODIC COST | | | |
| Service cost | $ 1,519 | $ 1,595 | $ 1,670 |
| Interest cost | 4,094 | 3,991 | 4,010 |
| Expected return on plan assets | $(4,406) | $(4,659) | $(5,840) |
| Amortization of prior service cost | 76 | 73 | 88 |
| Amortization of transition asset | 0 | (51) | (285) |
| Amortization of loss | 0 | (1) | (241) |
| Net periodic cost | $ 1,283 | $ 948 | $ (598) |

## NOTE 11 — OTHER COMPREHENSIVE LOSS

The components of other comprehensive loss are as follows:

| (THOUSANDS) | Currency Translation Adjustments | Additional Minimum Pension Liability | Derivative Financial Instruments | Total |
|---|---|---|---|---|
| Balance at December 31, 2000 | $(16,366) | $ — | $ 472 | $(15,894) |
| Currency translation adjustment | (4,872) | — | — | (4,872) |
| Reclassification adjustment for amount recognized in cost of sales | — | — | (472) | (472) |
| Change in fair value of derivatives, net of $197 in taxes | — | — | 439 | 439 |
| Balance at December 31, 2001 | (21,238) | — | 439 | (20,799) |
| Currency translation adjustment | 10,158 | — | — | 10,158 |
| Change in additional minimum pension liability liability, net of $2,639 in taxes | — | (4,904) | — | (4,904) |
| Reclassification adjustment for amounts recognized in cost of sales | — | — | (439) | (439) |
| Change in fair value of derivatives, net of $253 in taxes | — | — | (470) | (470) |
| Balance at December 31, 2002 | $(11,080) | $(4,904) | $(470) | $(16,454) |

The earnings associated with K2's investment in its foreign subsidiaries are considered to be permanently invested and no provision for U.S. federal and state income taxes on those earnings or translation adjustments has been provided.

## NOTE 12 — QUARTERLY OPERATING DATA (UNAUDITED)

| | Quarter | | | | |
|---|---|---|---|---|---|
| (MILLIONS, EXCEPT PER SHARE FIGURES) | First | Second | Third | Fourth | Year |
| 2002 | | | | | |
| Net sales from continuing operations | $147.5 | $157.2 | $149.8 | $127.7 | $582.2 |
| Gross profit | 42.1 | 45.3 | 47.5 | 35.6 | 170.5 |
| Net income | $ 3.8 | $ 3.8 | $ 3.9 | $ 0.6 | $ 12.1 |
| Basic earnings per share | | | | | |
| Net income | $ 0.21 | $ 0.21 | $ 0.22 | $ 0.03 | $ 0.67 |
| Diluted earnings per share | | | | | |
| Net income | $ 0.21 | $ 0.21 | $ 0.21 | $ 0.03 | $ 0.67 |
| Cash dividend per share — none | | | | | |
| Stock prices: | | | | | |
| High | $ 7.60 | $10.25 | $10.00 | $11.01 | $11.01 |
| Low | $ 6.32 | $ 6.55 | $ 7.50 | $ 6.40 | $ 6.32 |

| (MILLIONS, EXCEPT PER SHARE FIGURES) | Quarter First | Second | Third[a] | Fourth | Year[b] |
|---|---|---|---|---|---|
| 2001 | | | | | |
| Net sales from continuing operations | $171.5 | $143.1 | $148.1 | $126.8 | $589.5 |
| Gross profit | 49.0 | 45.2 | 30.5 | 35.5 | 160.2 |
| Net income (loss) | $ 3.2 | $ 2.3 | $ (10.7) | $ (2.5) | $ (7.7) |
| Basic earnings (loss) per share | | | | | |
| Net income (loss) | $ 0.18 | $ 0.13 | $ (0.59) | $ (0.14) | $ (0.43) |
| Diluted earnings (loss) per share | | | | | |
| Net income (loss) | $ 0.17 | $ 0.13 | $ (0.59) | $ (0.14) | $ (0.43) |
| Cash dividend per share — none | | | | | |
| Stock prices: | | | | | |
| High | $ 9.75 | $11.43 | $11.99 | $ 8.74 | $11.99 |
| Low | $ 7.75 | $ 7.80 | $ 5.40 | $ 5.31 | $ 5.31 |

(a) Gross profit and net income are $46.1 and $1.0, respectively, before downsizing costs totaling $18.0 ($11.7 net of taxes). See Note 3 to Notes to Consolidated Financial Statements.

(b) Gross profit and net income are $175.8 and $4.0, respectively, before downsizing costs totaling $18.0 ($11.7 net of taxes). See Note 3 to Notes to Consolidated Financial Statements.

## NOTE 13 — STOCK OPTIONS

Under K2's 1999 and 1994 Incentive Stock Option Plans ("1999 Plan" and "1994 Plan", respectively), options may be granted to eligible directors and key employees of K2 and its subsidiaries at not less than 100% of the market value of the shares on the dates of grant. No further options may be granted under the 1994 Plan.

The 1999 Plan permits the granting of options for terms not to exceed ten years from date of grant. The options are exercisable on such terms as may be established at the dates of grant.

K2 is authorized, at the discretion of the Compensation Committee, to provide loans to non-officered employees in connection with the exercise of stock options under the 1999 and 1994 Plans. At December 31, 2002 and 2001, there was one loan outstanding totaling $38,500 to a key employee made to enable the exercise of stock options, and accrued interest outstanding. The amount of this loan is shown as a reduction of shareholders' equity. This loan is collateralized by the underlying shares of stock issued and bear interest.

Options granted, exercised and forfeited for the 1999 Plan and 1994 Plan were as follows:

| | Shares | Exercise Price Low | High | Weighted Average |
|---|---|---|---|---|
| Options outstanding at December 31, 1999 | 1,289,111 | 7.50 | 29.88 | 16.40 |
| Granted | 906,000 | 7.13 | 8.56 | 7.22 |
| Forfeited | (251,050) | 7.13 | 29.88 | 15.07 |
| Options outstanding at December 31, 2000 | 1,944,061 | 7.13 | 29.88 | 12.30 |
| Granted | 83,000 | 7.75 | 8.76 | 8.32 |
| Exercised | (2,500) | 7.13 | 7.13 | 7.13 |
| Forfeited | (134,600) | 7.13 | 29.88 | 15.29 |
| Options outstanding at December 31, 2001 | 1,889,961 | 7.13 | 29.88 | 11.91 |
| Granted | 40,000 | 7.30 | 7.30 | 7.30 |
| Forfeited | (69,831) | 7.13 | 26.50 | 11.43 |
| Options outstanding at December 31, 2002 | 1,860,130 | 7.13 | 29.88 | 11.83 |

At December 31, 2002, 2001 and 2000, stock options to purchase 1,483,380, 1,178,511 and 865,661 were exercisable at weighted average prices of $12.97, $14.66 and $17.85, respectively. At December 31, 2002, 609,325 shares of common stock were reserved for issuance under the Plans.

K2 uses the intrinsic-value method of accounting for stock-based awards granted to employees. Accordingly, K2 has not recognized compensation expense for its stock-based awards to employees. Had K2 elected to adopt the fair value approach, net income (loss) and basic and diluted earnings (loss) per share would have been $11,530,000, $.64 and $.64, respectively, for the year ended December 31, 2002, ($8,768,000), $(.49) and $(.49), respectively, for the year ended December 31, 2001 and $14,905,000, $.83 and $.83, respectively, for the year ended December 31, 2000. The pro forma effect was calculated using Black-Scholes option valuation model, and the following assumptions were utilized.

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Risk free interest rate | 1.07% | 1.85% | 4.75% |
| Expected life | 5 years | 5 years | 5 years |
| Expected volatility | .449 | .436 | .394 |
| Expected dividend yield | — | — | — |

The pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. Since changes in the subjective assumptions used in the Black-Scholes model can materially affect the fair value estimate, management believes the model does not provide a reliable measure of the fair value of its options.

Options are granted at an exercise price equal to the fair market value at the date of grant. Information regarding stock options outstanding as of December 31, 2002 is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Price Range | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life | Shares | Weighted Average Exercise Price |
| $7.13 to $8.76 | 1,109,000 | $ 7.37 | 7.19 years | 732,250 | $ 7.39 |
| $10.63 to $17.25 | 395,130 | 12.95 | 4.38 years | 395,130 | 12.95 |
| $21.50 to $29.88 | 356,000 | 24.49 | 4.14 years | 356,000 | 24.49 |

## NOTE 14 — SHAREHOLDERS' EQUITY

### Preferred Stock

Shares are issuable in one or more series, and the Board of Directors has authority to fix the terms and conditions of each series. No shares were issued or outstanding during 2002 and 2001.

### Employee Stock Ownership Plan

K2 has an Employee Stock Ownership Plan ("ESOP"), which covers substantially all of its domestic non-union employees with at least one year of service. As of December 31, 2002, the trust was indebted to K2 in the aggregate amount of $180,000 in connection with stock purchases made from 1982 through 1984 of which 35,327 shares with an aggregate market value of $332,073 as of December 31, 2002 remained unallocated to participants. These loans are repayable over the next one to two years with interest at prime plus 1/2 %, not to exceed 18%, and the unallocated shares will be released to participants proportionately as these loans are repaid. Allocated shares as of December 31, 2002 totaled 1,230,158.

Additionally, the trust was indebted to K2 in the amount of $1,100,000 at December 31, 2002 and 2001, in connection with distributions made to terminating participants of the ESOP.

Shareholders' equity has been reduced by the amounts of the loans and any payments made by K2 on behalf of the trust. The payments, made by K2 on behalf of the trust, which at December 31, 2002 totaled $60,000, are being amortized to expense over the lives of the loans.

The amount of K2's annual contribution to the ESOP is at the discretion of K2's Board of Directors. K2 made a contribution of $150,000 to the ESOP in 2002. No contributions were made in 2001. ESOP expense, including amortization of the foregoing payments, was $263,000, $301,000 and $203,000 in 2002, 2001 and 2000, respectively.

### Preferred Stock Rights

Rights are outstanding which entitle the holder of each share of Common Stock of K2 to buy one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $60.00 per one one-hundredth of a share, subject to adjustment. The rights are not separately tradable or exercisable until a party either acquires, or makes a tender offer resulting in ownership of, at least 15% of K2's common shares. If a person becomes the owner of at least 15% of K2's outstanding common shares (an "Acquiring Person"), each holder of a right other than such Acquiring Person and its affiliates is entitled, upon payment of the then-current exercise price per right (the "Exercise Price"), to receive shares of Common Stock (or Common Stock equivalents) having a market value of twice the Exercise Price. If K2 subsequently engages in a merger, a business combination or an asset sale with the Acquiring Person, each holder of a right other than the Acquiring Person and its affiliates is thereafter entitled, upon payment of the Exercise Price, to receive stock of the Acquiring Person having a market value of twice the Exercise Price. At any time after any party becomes an Acquiring Person, the Board of Directors may exchange the rights (except those held by the Acquiring Person) at an exchange ratio of one common share per right. Prior to a person becoming an Acquiring Person, the rights may be redeemed at a redemption price of one cent per right, subject to adjustment. The rights are subject to amendment by the Board.

## NOTE 15 — SEGMENT DATA

K2 classifies its business into three segments based on similar product types consisting of sporting goods products, other recreational products and selected industrial products. The sporting goods segment consists primarily of sports equipment used to participate in individual sports activities sold primarily through sporting goods specialty dealers, regional and national sporting goods chains and the sporting goods department of mass merchants. The equipment includes in-line skates, skis, snowboards, bikes, fishing tackle and flotation vests. The other recreational products segment is primarily active leisure apparel sold principally into the advertising specialty market through distributors, and leisure footwear and other apparel sold through specialty sporting goods dealers. The industrial products segment includes monofilament line sold to the paper industry, string trimmer line sold to a variety of distributors, retailers and equipment manufacturers, fiberglass light poles sold to contractors, utility companies and municipalities and marine and CB radio antennas sold to marine dealers.

K2 evaluates performance based on operating profit or loss (before interest, corporate expenses and income taxes). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1 of Notes to Consolidated Financial Statements. Intercompany profit or loss is eliminated where applicable.

| (MILLIONS) | Net Sales to Unaffiliated Customers 2002 | 2001 | 2000 | Intersegment Sales 2002 | 2001 | 2000 | Operating Profit (Loss) 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|---|---|---|
| Sporting goods | $437.4 | $439.5 | $504.7 | $68.2 | $54.0 | $39.5 | $27.8 | $ (0.9)(a) | $32.2 |
| Other recreational | 35.6 | 39.8 | 42.2 | 1.5 | 2.2 | 0.7 | (6.6) | (5.9)(b) | (2.7) |
| Industrial | 109.2 | 110.2 | 118.7 | 0.4 | 0.8 | 1.5 | 9.4 | 11.5 (c) | 12.7 |
| Total segment data | $582.2 | $589.5 | $665.6 | $70.1 | $57.0 | $41.7 | 30.6 | 4.7 | 42.2 |
| Corporate expenses, net | | | | | | | (3.0) | (3.1) | (3.2) |
| Interest expense | | | | | | | 9.0 | 13.6 | 14.8 |
| Income (loss) from continuing operations before income taxes | | | | | | | $18.6 | $(12.0) | $24.2 |

(a) 2001 includes a charge of $16.3 million for restructuring and downsizing costs
(b) 2001 includes a charge of $1.5 million for restructuring and downsizing costs
(c) 2001 includes a charge of $0.2 million for restructuring and downsizing costs

| (MILLIONS) | Identifiable Assets 2002 | 2001 | 2000 | Depreciation and Amortization 2002 | 2001 | 2000 | Capital Expenditures 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|---|---|---|
| Sporting goods | $319.4 | $298.2 | $306.9 | $ 9.7 | $12.0 | $10.4 | $7.7 | $10.9 | $12.1 |
| Other recreational | 25.1 | 33.0 | 32.3 | 0.9 | 0.7 | 0.9 | 0.1 | 0.5 | 0.7 |
| Industrial | 69.1 | 63.0 | 61.7 | 3.2 | 3.2 | 2.8 | 0.5 | 1.2 | 1.9 |
| Total segment data | 413.6 | 394.2 | 400.9 | 13.8 | 15.9 | 14.1 | 8.3 | 12.6 | 14.7 |
| Corporate | 19.0 | 26.8 | 23.2 | 0.8 | 0.3 | 0.2 | | | |
| Total continuing operations | 432.6 | 421.0 | 424.1 | 14.6 | 16.2 | 14.3 | 8.3 | 12.6 | 14.7 |
| Discontinued operations | — | — | — | — | — | 1.4 | — | — | 0.2 |
| Total | $432.6 | $421.0 | $424.1 | $14.6 | $16.2 | $15.7 | $8.3 | $12.6 | $14.9 |

| (MILLIONS) | 2002 | 2001 | 2000 |
|---|---|---|---|
| NET SALES BY LOCATION | | | |
| North America | $411.0 | $397.5 | $433.0 |
| Europe | 113.4 | 130.5 | 157.2 |
| Asia | 57.8 | 61.5 | 75.4 |
| Total net sales | $582.2 | $589.5 | $665.6 |
| ASSETS | | | |
| North America | $315.6 | $303.5 | $276.8 |
| Europe | 72.4 | 75.1 | 99.0 |
| Asia | 44.6 | 42.4 | 48.3 |
| Total assets | $432.6 | $421.0 | $424.1 |
| LONG-LIVED ASSETS | | | |
| North America | $ 85.3 | $ 92.6 | $ 93.6 |
| Europe | 10.3 | 7.4 | 8.4 |
| Asia | 11.6 | 9.5 | 6.8 |
| Total long-lived assets | $107.2 | $109.5 | $108.8 |

## NOTE 16 — SUBSEQUENT EVENTS

On March 26, 2003, K2 completed the acquisition of Rawlings Sporting Goods Company, Inc. ("Rawlings"), a designer, manufacturer and marketer of equipment and apparel for baseball, basketball and football, in an all-stock merger transaction. Under the terms of the merger, each share of Rawlings common stock was converted into 1.080 shares of common stock of K2. Based on the number of common shares outstanding of Rawlings, approximately 8.8 million shares of K2's common stock were issued to the Rawlings shareholders, and the purchase price of the transaction was valued at approximately $71 million plus the assumption of long-term and seasonal working capital debt. This transaction will be accounted for under the purchase method of accounting, accordingly the purchased assets and liabilities will be recorded at their estimated fair values at the date of acquisition. The preliminary purchase price allocation is estimated to result in an excess of cost over net tangible assets acquired, to be determined during April 2003 based on K2's final evaluation of the net tangible assets. This preliminary allocation assumes the excess purchase price will be allocated to goodwill, and is thus not amortized, however the final allocation could include identifiable intangible assets with finite and indefinite lives separate from goodwill. Should there be assets with finite lives, those assets would be subject to amortization resulting in additional amortization expense. The final allocation of the purchase price will also be completed during April 2003 based on K2's final evaluation of such assets and liabilities. The results of the operations of Rawlings will be included in the consolidated financial statements of K2 beginning with the date of acquisition.

# REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders:

K2 Inc.

We have audited the accompanying consolidated balance sheets of K2 Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of K2 Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Los Angeles, California

February 20, 2003, except for Note 7 and Note 16, as to which that date is March 26, 2003

## K2 OPERATING DIVISIONS

**Rawlings**
STEPHEN M. O'HARA
*Chief Executive Officer*
1859 Bowles Avenue
Fenton, MO 63026
(636) 349-3500

**Shakespeare Fishing Tackle**
SCOTT M. HOGSETT
*President*
3801 Westmore Drive
Columbia, SC 29223
(803) 754-7540

**Stearns**
DAVID G. COOK
*President*
1100 Stearns Drive
Sauk Rapids, MN 56379
(320) 252-1642

**Shakespeare Industrial Products Group**
DAVID H. HERZBERG
*President*

**Shakespeare Monofilament**
BARRY D. JOHNS
*Vice President & General Manager*
6111 Shakespeare Road
Columbia, SC 29223
(803) 754-7011

**Shakespeare Composites & Electronics**
19845 US Highway 76
Newberry, SC 29108
(803) 276-5504

**Planet Earth**
JEFF LARSEN
*General Manager*

CHRISTOPHER MILLER
*Creative Director*
1916 Palomar Oaks Way
Suite 150
Carlsbad, CA 92008
(760) 929-7333

**K2 Skis, Snowboards, In-Line Skates, Bikes**
ROBERT MARCOVITCH
*President*
19215 Vashon Hwy S.W.
Vashon Island, WA 98070
(206) 463-3631

**Shakespeare Hong Kong**
ROBERT NI
*General Manager*
175 Hoi Bun Road
6th Floor, Kwun Tong
Kowloon, Hong Kong
852-2727-8888

**Shakespeare Fishing Tackle International**
JOHN L. TOMSETT
*Vice President and Managing Director*
P.O. Box 1
Broad Ground Road,
Lakeside, Redditch,
Worcestershire, England B98 8NQ
44-1527-510-570

**K2 Japan**
KOJI MATSUNAGA
*Vice President and General Manager*
Nishisando Yamaki Building
3-28-6 Yoyogi, Shibuya-ku
Tokyo 151-0053, Japan
81-3-3320-7822

**K2 Ski Sport + Mode GmbH**
URS TANNO
*Managing Director*
Seeshaupter Strasse 60
D-82377 Penzberg, Germany
49 8856-901-3670

## COMPANY WEBSITES

**K2**
www.K2sports.com
www.k2skates.com
www.K2bikes.com
www.k2skis.com
www.olinskis.com
www.k2snowboards.com
www.ridesnowboards.com
www.morrowsnowboards.com

**Rawlings**
www.rawlings.com

**Shakespeare Fishing Tackle**
www.shakespeare-fishing.com
www.shakespeare-fishing.co.uk (England)
www.shakespeare.nl (Holland)
www.shakespeare.com.au (Australia)

**Stearns**
www.stearnsinc.com

**Hilton Corporate Casuals**
www.hiltoncasuals.com

**Planet Earth**
www.earthproducts.com
www.adiofootwear.com
www.planetearthskate.com
www.hawkshoes.com

**Shakespeare Composites & Electronics**
www.shakespeare-ce.com

**Shakespeare Monofilament**
www.skpplastics.com
www.monofilament.co.uk (England)

## BOARD OF DIRECTORS

WILFORD D. GODBOLD, JR.
*Private Investor*
*Retired Chairman and*
*Chief Executive Officer, Zero Corporation*

JERRY E. GOLDRESS
*Chairman and Chief Executive Officer*
*Grisanti, Galef, & Goldress*

THE HONORABLE
STEVEN J. GREEN
*Former United States Ambassador*
*to the Republic of Singapore*

RICHARD J. HECKMANN
*Chairman of the Board and*
*Chief Executive Officer*
*K2 Inc.*
*Retired Chairman, Vivendi Water*
*Retired Chairman and Chief Executive Officer,*
*US Filter*

ROBIN E. HERNREICH
*President, Remonov Capital, Inc.*
*Owner, Sacramento Kings*

LOU HOLTZ
*Head Football Coach*
*University of South Carolina*

STEWART M. KASEN
*President,*
*S&K Famous Brands, Inc.*

ALFRED E. OSBORNE, JR.
*Associate Professor of*
*Business Economics*
*Director – Harold Price Center for*
*Entrepreneurial Studies*
*Anderson Graduate School*
*of Management, UCLA*

DAN QUAYLE
*President, Quayle and Associates*
*44th Vice President of the United States*

EDWARD M. RYAN
*Founder and Chairman*
*Entrepreneurial Financial Resources, Inc.*

## CORPORATE OFFICERS

RICHARD J. HECKMANN
*Chairman and Chief Executive Officer*

J. WAYNE MERCK
*Executive Vice President and*
*Chief Operating Officer*

JOHN J. RANGEL
*Senior Vice President and*
*Chief Financial Officer*

DUDLEY W. MENDENHALL
*Senior Vice President*
*Finance*

MONTE H. BAIER
*Vice President and*
*General Counsel*

DAVID Y. SATODA
*Vice President*

DIANA CRAWFORD
*Secretary*

**Audit Committee**
MR. GODBOLD
*(Chairman)*
MR. KASEN
DR. OSBORNE

**Executive Committee**
MR. HECKMANN
*(Chairman)*
MR. GODBOLD
MR. GOLDRESS

**Compensation Committee**
MR. GOLDRESS
*(Chairman)*
MR. KASEN
DR. OSBORNE
MR. QUAYLE

**Governance and Nominating Committee**
DR. OSBORNE
*(Chairman)*
MR. HERNREICH
MR. HOLTZ

## CORPORATE INFORMATION

**Stock Exchange Listing**
*Common Stock (Symbol KTO)*
*New York and Pacific Stock Exchanges*

**Transfer Agent, Registrar,**
**Dividend Disbursing Agent**
*Computershare Trust Co., Inc.*
12039 West Alameda Parkway, Suite z-2
Lakewood, CO 80228

**Independent Auditors**
*Ernst & Young LLP*
Los Angeles, California

**Investor Relations Contacts**
DUDLEY W. MENDENHALL
*Senior Vice President*
*Finance*
(760) 494-1000

CECILIA A. WILKINSON
*Pondel Wilkinson Group*
(323) 866-6060

**Investor Relations Website**
www.K2inc.net
Questions regarding address changes should be directed to Computershare Trust Co., Inc.

**Form 10-K And Other Information**
The Company's Annual Report to the Securities and Exchange Commission on Form 10-K and other information concerning the Company is available by contacting Investor Relations.

**K2 Corporate Headquarters**
2051 Palomar Airport Road
Carlsbad, CA 92009
(760) 494-1000

MAJOR MANUFACTURING
AND DISTRIBUTING FACILITIES
K2 PRODUCTS

*Domestic*
WASHINGTON*
19215 Vashon Hwy S.W.
Vashon Island, WA 98070
(206) 463-3631

*International*
CANADA
K2 Corporation of Canada
185 Carlingview Drive
Toronto
Ontario, M9W 5E8, Canada
888-249-7433

GERMANY
K2 Ski Sport & Mode, Gmbh
Seeshaupter Strasse 60
D-82377 Penzberg, Germany
49 8856-901-3670

JAPAN
K2 Japan Corporation
Nishisando-Yamaki Building
3-28-6 Yoyogi Shibuya-ku
Tokyo 151-0053, Japan
81-3-3320-7822

NORWAY*
Madshus (A/S)
Industriveien 29
N-2836 Biri, Norway
47-61-13-43-00

**Rawlings**

MAJOR MANUFACTURING AND
DISTRIBUTING FACILITIES

*Domestic*
MISSOURI
1859 Bowles Avenue
Fenton, Missouri 63026
(636) 349-3500

*International*
COSTA RICA*
Apartado 212-7150
Turrialba, Cartaga, Costa Rica
506-556-4455

**Shakespeare Fishing Tackle**

MAJOR MANUFACTURING
AND DISTRIBUTING FACILITIES

*Domestic*
SOUTH CAROLINA*
3801 Westmore Drive
Columbia, SC 29223
(803) 754-7540

*International*
AUSTRALIA
Shakespeare (Australia) Pty, Ltd.
15 Saggart Field Road
Minot, New South Wales 2566
Australia
612-9820-9600

HOLLAND
Shakespeare Hengelsport, B.V.
De Steiger 66, 1351 AD
Almere-Haven
The Netherlands
31-36-5474000

HONG KONG
Shakespeare (Hong Kong), Ltd.
175 Hoi Bun Road
6th Floor, Kwun Tong
Kowloon, Hong Kong
852-2727-8888

UNITED KINGDOM*
Shakespeare Company (U.K.), Ltd.
Broad Ground Road
Lakeside, Redditch
Worcestershire, England B98 8NQ
44-1527-510-570

**Stearns**

MAJOR MANUFACTURING
AND DISTRIBUTING FACILITIES

MINNESOTA*
1100 Stearns Drive
Sauk Rapids, MN 56379
(320) 252-1642

**Shakespeare Monofilament**

MAJOR MANUFACTURING
AND DISTRIBUTING FACILITIES

*Domestic*
SOUTH CAROLINA*
6111 Shakespeare Road
Columbia, SC 29223
(803) 754-7011

*International*
UNITED KINGDOM*
Shakespeare Monofilament (U.K.), Ltd.
Off Venture Road, Enterprise Way
Fleetwood
Lancashire, England FY7 8RY
44-1253-858-787

**Shakespeare Composites & Electronics**

MANUFACTURING
AND DISTRIBUTING FACILITIES

SOUTH CAROLINA*
19845 US Highway 76
Newberry, SC 29108
(803) 276-5504

**Planet Earth**

MAJOR DISTRIBUTING FACILITY

*Domestic*
CALIFORNIA
1916 Palomar Oaks Way
Suite 150
Carlsbad, CA 92008
(760) 929-7333

*Includes manufacturing

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These represent K2's beliefs concerning future events, including, but not limited to, the following: future sales and earnings, market trends for products sold by K2, retail inventory levels, product acceptance and demand, growth efforts, cost reduction efforts, margin enhancement efforts, product development efforts, success of new product introductions, dependence on foreign manufacturing, foreign exchange fluctuations, future acquisitions and dispositions, successful integration of acquired businesses, debt reduction and overall market trends. All such forward-looking statements involve substantial risks and uncertainties. Actual results could differ materially by reason of a number of factors, many of which are outside of K2's control. Among such factors are the following:

**K2's strategic plan involving growth through the acquisition of other companies may not succeed.** K2's strategic plan involves rapid growth through the acquisition of other companies. Such growth involves a number of risks, including: difficulties related to combining previously separate businesses into a single unit; the substantial diversion of management's attention from day-to-day operations; the assumption of liabilities of an acquired business (including unforeseen liabilities); the failure to realize anticipated benefits such as cost savings and revenue enhancements; the risks of either highly leveraging or engaging in dilutive issuances of equity securities in order to fund the acquisitions; the potentially substantial transaction costs associated with the acquisitions; and difficulties related to assimilating the products, personnel and systems of an acquired business.

**Current and future financings may place a significant debt burden on K2.** Draws on K2's Facility to accommodate the additional working capital requirements of Rawlings and to fund future acquisitions, as well as potential future financings, may substantially increase K2's current indebtedness. Among other things, such increased indebtedness could: adversely affect K2's ability to expand its business, market its products and make investments in capital expenditures; adversely affect the cost and availability of funds from commercial lenders, debt financing transactions and other sources; adversely affect the ability of K2 to pursue its acquisition strategy; and create competitive disadvantages compared to other companies with lower debt levels.

**Financial conditions of customers.** A large portion of K2 sales are to sporting goods retailers. Many of K2's smaller retailers and some larger retailers are not strongly capitalized. Adverse conditions in the sporting goods retail industry can adversely impact the ability of retailers to purchase K2 products, or could force retailers to insist upon credit terms that involve significant risks of nonpayment.

**International operations may seriously harm K2's financial condition because of weak foreign economies and the effect of foreign exchange rate fluctuations.** K2's revenue from international operations was approximately 32% of total revenue for fiscal 2002, and approximately 26% of K2's sales are denominated in foreign currencies. K2 expects that revenues from its international operations will continue to account for a significant portion of its total revenues. K2's international operations are subject to a variety of risks, including: recessions in foreign economies; currency conversion risks and currency fluctuations; limitations on repatriation of earnings; reduced protection of intellectual property rights in some countries; social, political and economic instability; the adoption and expansion of government trade restrictions; unfavorable political developments affecting international trade; and unexpected changes in regulatory requirements.

**Reliance on overseas manufacturing.** The majority of K2 products are manufactured in China. In the event of hostilities with Iraq or North Korea, disruptions of international trade or shipping could adversely affect the availability or cost of K2 products. In addition, any disruption of relations between the United States and China could negatively affect the cost and availability of products manufactured in China.

**Acts of war or terrorism may have an adverse effect on K2's business.** Acts of war or terrorism may have an adverse effect on the economy generally, and more specifically on K2's business. Among various other risks, such occurrences have the potential to significantly decrease consumer spending on leisure products and activities and/or could adversely impact K2's ability to consummate future debt or equity financings.

**Competitive developments and initiatives by K2's competitors.** New product introductions, financial incentives to retailers, the affects of excess industry capacity and other initiatives by K2 competitors could weaken the market position of K2 products.

**Rapid changes in marketing strategies, product design, styles and tastes.** Consumer demand for recreational products is strongly influenced by matters of taste and style. K2's success is dependent, in significant part, on its ability to keep abreast of, and lead, such changes.

**Weather.** Sales of K2's recreational products are strongly influenced by the weather. Poor snow conditions in the winter or summer conditions unfavorable to outdoor sports can adversely affect sales of important K2 products.






